Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

07021616

Brambles

1 March 2007

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Industries PLC

Re: Brambles ~~Limited~~
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sir or Madam,

The enclosed information is being submitted by Brambles Limited (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{CW 00026693}

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

12 February 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 68,900 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{OWB 00012662}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	68,900
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	9,678 @ $0.00 per share 18,593 @ $4.36 per share 18,593 @ $4.75 per share 7,480 @ $5.63 per share 2,564 @ $8.20 per share 11,992 @ $10.41 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 February 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,538,138,110	Ordinary fully paid shares

{OWB 00012195}

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,230,683	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

{OWB 00012195}

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

{OWB 00012195}

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 February 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

+ See chapter 19 for defined terms.

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

28 February 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 211,030 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00026694}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES INDUSTRIES LIMITED

ABN

22 000 129 868

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	211,030
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	56,578 @ $0.00 per share 77,226 @ $4.75 per share 77,226 @ $4.27 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the Brambles 2001 Executive Share Option Plan and the Brambles 2001 Executive Performance Share Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 February 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,535,100,460	Ordinary fully paid shares

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,792,383	Employee options and performance share awards with respect to BIL shares, with various exercise and expiry dates

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?	
12 Is the issue renounceable or non-renounceable?	
13 Ratio in which the +securities will be offered	
14 +Class of +securities to which the offer relates	
15 +Record date to determine entitlements	
16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17 Policy for deciding entitlements in relation to fractions	
18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19 Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 28 February 2007
(Company Secretary)

Print name: Craig van der Laan de Vries

== == == == ==

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

28 February 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the above.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00026673}

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	25,815,287	3,300,010
4	Total consideration paid or payable for the shares	$339,984,067	$44,521,425

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $13.87 date: 23-Feb-07 lowest price paid: $12.68 date: 11-Dec-06	highest price paid: $13.60 lowest price paid: $13.43 highest price allowed under rule 7.33: $14.37

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	N/A

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 28/2/07
Company secretary

Print name: Craig van der Laan de Vries

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

27 February 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the above.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	23,542,554	2,272,733
4	Total consideration paid or payable for the shares	$308,885,352	$31,098,715

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $13.87 date: 23-Feb-07 lowest price paid: $12.68 date: 11-Dec-06	highest price paid: $13.78 lowest price paid: $13.60 highest price allowed under rule 7.33: $14.50

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	N/A

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 27/2/07
Company secretary

Print name: Craig van der Laan de Vries

+ See chapter 19 for defined terms.

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

26 February 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the above.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	19,030,620	4,511,934
4	Total consideration paid or payable for the shares	$246,542,155	$62,343,197

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $13.68 date: 22-Feb-07 lowest price paid: $12.68 date: 11-Dec-06	highest price paid: $13.87 lowest price paid: $13.70 highest price allowed under rule 7.33: $14.50

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	N/A

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 26/2/07
Company secretary

Print name: Craig van der Laan de Vries

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

23 February 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the above.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00026627}

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	15,626,728	3,403,892
4	Total consideration paid or payable for the shares	$200,440,863	$46,101,292

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $12.85 date: 6-Dec-06 lowest price paid: $12.68 date: 11-Dec-06	highest price paid: $13.68 lowest price paid: $13.27 highest price allowed under rule 7.33: $14.54

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	N/A

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 23/2/07
Company secretary

Print name: Craig van der Laan de Vries

+ See chapter 19 for defined terms.

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

21 February 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 59,378 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00026592}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	59,378
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00026593}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	2,400 @ $4.74 per share 7,480 @ $5.63 per share 5,128 @ $8.20 per share 29,452 @ $10.41 per share 14,918 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 February 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,538,293,322	Ordinary fully paid shares

{SLM 00026593}

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,063,586	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

{SLM 00026593}

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

{SLM 00026593}

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

{SLM 00026593}

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 February 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

21 February 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

Analyst Briefing - Slide presentation on results for the half-year ended 31 December 2006

Attached are copies of slides to be presented by Brambles' Chief Executive Officer, Mr David Turner, and Chief Financial Officer, Mr Michael Ihlein, at an analyst briefing to be held in Sydney later today.

Also attached is associated Background information which will also be made available.

The slides and webcast of the briefing will be available on the Brambles website at www.brambles.com.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{CLV 00026564}

Brambles




recall

2007 Interim Results

21 February 2007

2007 Interim Results

David Turner

Chief Executive Officer

1H07 sees transformation complete

- Delivered strong profit growth
- Asset disposal program successfully completed
- Unification completed
- Utilisation of cash
  - Special Dividend (US$434 million, October 2006)
  - Cash Alternative (US$950 million, December 2006)
- Positioned to deliver further shareholder value

Summary - Interim results

- Continuing operations
  - Sales revenue US$1.9bn (up 6%)
  - Comparable operating profit US$421m (up 20%)
  - PAT[1] at US$271m (up 46%)
  - EPS[1] 16.7 US cents (up 54%)
  - BVA at US$196m (up US$59m)

1 Before special items

Growth % calculated on US$ constant currency basis

Business highlights

- CHEP Americas
  - Sales growth 6%, profits up 31%
  - Further operational efficiencies
- CHEP Europe
  - Sales growth 2%, profits up 5%
  - Increased costs – lumber (US$2m) and Brentwood closure (US$8m)
- CHEP RoW
  - Sales growth 9%, profits up 13%
- Recall
  - Integration of AUSDOC and key customer wins
  - Sales growth 14%, profits up 27%

Growth % calculated on US$ constant currency basis

2007 Interim Results

Mike Ihlein

Chief Financial Officer

Strong growth in profit and BVA

AIFRS	Actual 1H07 US$m	Constant 1H07 US$m	Constant 1H06 US$m	Growth %
Continuing operations[1]				
Sales revenue	1,872.7	1,811.2	1,707.6	6
Comparable operating profit	421.2	410.5	342.3	20
PBT	413.1	402.7	280.6	44
PAT	270.6	263.8	180.1	46
EPS[1] (cents)	16.7	16.3	10.6	54
BVA (June 06 rates)		196	137	US$59m
Brambles Group				
PAT (after special items)	982.6		251.9	
EPS[1] (cents)	18.4		15.7	
Free cash flow (before special items)	208.5		162.8	US$45.7m

1 Before special items

Growth % calculated on US$ constant currency basis

Solid sales in continuing operations

AIFRS	Actual 1H07 US$m	Constant 1H07 US$m	Constant 1H06 US$m	Growth %
CHEP	**1,564.6**	1,512.6	1,445.0	**5**
Recall	**308.1**	298.6	262.6	**14**
Continuing operations	**1,872.7**	**1,811.2**	**1,707.6**	**6**
Discontinued operations	**252.1**	238.5	1,323.2	nm[1]
Total	**2,124.8**	**2,049.7**	**3,030.8**	nm[1]

1 Not meaningful due to timing of divestments

Growth % calculated on US$ constant currency basis

...with operating profit growth in both CHEP and Recall

AIFRS	Actual 1H07 US$m	Constant 1H07 US$m	1H06 US$m	Growth %
CHEP	**385.2**	375.1	317.8	18
Recall	**50.0**	48.3	38.1	27
Continuing (pre corporate)	**435.2**	**423.4**	**355.9**	**19**
Unallocated corporate costs	**(14.0)**	(12.9)	(13.6)	5
Continuing operations	**421.2**	**410.5**	**342.3**	**20**
Discontinued operations	**40.6**	38.3	128.2	nm[1]
Total	**461.8**	**448.8**	**470.5**	nm[1]

1 Not meaningful due to timing of divestments and the impact of the cessation of depreciation and JV accounting

Growth % calculated on US$ constant currency basis

Strong cash flow generation

AIFRS	Actual 1H07 US$m	1H06 US$m	Change US$m
Comparable operating profit[1]	**421.2**	342.3	78.9
Depreciation and amortisation[1]	**197.2**	192.9	4.3
EBITDA	**618.4**	535.2	83.2
Capital expenditure	**(312.4)**	(303.0)	(9.4)
Proceeds from disposals	**37.8**	36.7	1.1
Working capital movement	**(54.2)**	(45.5)	(8.7)
Irrecoverable pooling equipment provision	**50.5**	53.1	(2.6)
Provisions / Other	**(29.1)**	(31.3)	2.2
Cash flow from continuing operations	**311.0**	245.2	65.8
Discontinued operations	**33.1**	97.5	(64.4)
Special items	**(90.7)**	(5.5)	(85.2)
Cash flow from operations after special items	**253.4**	337.2	(83.8)
Financing costs and tax	**(135.6)**	(179.9)	44.3
Free cash flow	**117.8**	157.3	(39.5)

1 Excludes asset write-downs

Excellent cash flow from CHEP



US$m
Cash flow from operations
800
700
600
500
400
300
200
100
0
First half
Second half
2004
2005
2006
2007
Year ended 30 June

CHEP capex supports growth and Perfect Plants



US$m
Capital expenditure
200
150
100
50
0
CHEP Americas
CHEP Europe
1H05
1H06
1H07

BVA - CHEP continues to deliver

AIFRS, June 06 rates	1H07 US$m	1H06 US$m	Growth US$m
CHEP Americas	**112**	68	44
CHEP Europe	**53**	45	8
CHEP ROW	**42**	36	6
CHEP	**207**	149	58
Recall	**0**	(2)	2
Continuing (pre corporate)	**207**	147	60
Unallocated corporate costs	**(11)**	(10)	(1)
Total continuing operations	**196**	137	59

Financial ratios

AIFRS, Actual rates	Dec 06	Dec 05	Facilities/ Covenants
Closing Net Debt (US$m)	927.4	**2,023.1**	3,771.0
Interest cover (x)			
• Comparable operating profit	**57.0**	**7.6**	
• EBITDA	**81.4**	**12.1**	x 3.5 (min)
Net Debt / EBITDA (x)	**0.7**	**1.4**	x 3.5 (max)
Gearing (%) (Net Debt/Net Debt & Equity)	27.7	**45.3**	

- **Maintain financial structure consistent with investment grade credit**

Before special items

Sales growth

CHEP

AIFRS	Actual 1H07 US$m	Constant 1H07 US$m	1H06 US$m	Growth %
Americas	**692.8**	689.6	651.0	**6**
Europe	**669.8**	619.9	608.0	**2**
RoW	**202.0**	203.1	186.0	**9**
Sales revenue	**1,564.6**	1,512.6	1,445.0	**5**
Comparable operating profit	**385.2**	375.1	317.8	**18**
Profit margin (%)	**25**	25	22	**3 pp**

Growth % calculated on US$ constant currency basis

Americas continues strong profit growth

CHEP

Comparable operating profit AIFRS	Actual 1H07 US$m	Constant 1H07 US$m	1H06 US$m	Growth %
Americas	**190.9**	189.8	145.0	**31**
Europe	**132.7**	122.6	117.3	**5**
RoW	**61.6**	62.7	55.5	**13**
Total	**385.2**	**375.1**	**317.8**	**18**

Growth % calculated on US$ constant currency basis

Americas – Volume and efficiencies deliver gains

CHEP

US$m



145
31
(5)
10
9
190
1H06 Comparable operating profit
Volume, Price & Mix
Transportation
Plant costs
Other
1H07 Comparable operating profit

All numbers are calculated at constant currency

Europe – Increased transport costs offsetting efficiencies

CHEP

US$m



117
9
(11)
5
3
123
1H06 Comparable operating profit
Volume, Price & Mix
Transportation
Plant costs
Other
1H07 Comparable operating profit

All numbers are calculated at constant currency

North America delivering growth

recall

AIFRS	Actual 1H07 US$m	Constant 1H07 US$m	1H06 US$m	Growth %
Americas	**146.5**	144.7	133.5	**8**
Europe	**77.3**	71.3	71.6	**Note[1]**
RoW	**84.3**	82.6	57.5	**44**
Sales revenue	**308.1**	298.6	262.6	**14**
Comparable operating profit	**50.0**	48.3	38.1	**27**
Profit margin (%)	**16**	16	15	**1 pp**

1 The underlying growth in sales was 5%, after adjusting for exiting the UK SDS business in FY06

Growth % calculated on US$ constant currency basis

Effective tax rate – continuing operations

AIFRS	Actual 1H07 US$m	Actual 1H06 US$m
PBT[1]	413.1	280.6
Tax[1]	142.5	100.5
Effective tax rate % of PBT	34.5%	35.8%

1 Before special items

Special items

AIFRS	Actual 1H07 US$m	Actual 1H06 US$m
Amortisation of acquired intangible assets	(2.2)	(1.1)
Stamp duty on Unification	(28.8)	-
Restructuring and Unification costs	(69.1)	(9.4)
AUSDOC integration costs	-	(12.2)
Special items from continuing operations	**(100.1)**	**(22.7)**
Business disposals	784.7	45.7
Impairments	-	(14.0)
Restructuring and Unification costs	(3.0)	-
Special items from discontinued operations	**781.7**	**31.7**
Special items before tax	**681.6**	**9.0**
Tax	2.7	(23.0)
Total	**684.3**	**(14.0)**

2007 Interim Results

David Turner

Chief Executive Officer

Europe – focus on top line growth

CHEP

- Significant growth potential
  - Existing customers
  - Converting white wood customers
    - » Increased cost of new white wood pallets
  - New geographies
- Improving customer satisfaction
  - Service levels
  - Invoicing
- On-going operational efficiencies
  - Perfect Plants
  - Transportation/Network optimisation

Americas – further network optimisation

CHEP

- Total Pallet Management (TPM) evolving rapidly
  - Distributors/Emitters
  - Expanding footprint
    - » 69 Service Centres, 129 TPM locations
  - Favourably impacts network logistics
  - Embedded in customers' premises
- Technology adapted for TPMs
  - Inspection and sorting
- Sales effort continuing to drive top line growth

Perfect Plant technology into Es and Ds

- Perfect Plants
  - 8 commissioned in 1H07
    - » Europe (Swindon, Dublin)
    - » Americas (Mexico City, Brampton - Canada, Atlanta)
    - » RoW (Erskine Park, Kraaifontein, Bloemfontein)
  - 8 more in 2H07
  - 12 Sorting modules to be installed at Es and Ds
  - 6 Facilities to be upgraded
- First Generation II plant operational
  - Robotics
  - Process automation

Recall – solid improvement

- Strong contract wins in North America
  - Bank of America, Chevron (Document Management Solutions)
  - JPMorgan – 50% of contract (Secure Destruction Services)
- Focus on processes and costs
- AUSDOC integration benefits

Capital Management

- On-going share buy-backs announced
- Reviewing alternatives

Outlook for 2007

- CHEP – another year of strong profit growth
- CHEP Americas
  - Solid growth in sales and continuing very strong profit growth
- CHEP Europe
  - Focus on acquiring new customers and operational efficiencies
  - Continued profit growth and good cash generation
- CHEP RoW – continues to perform well
- Recall – organic sales growth similar in 2H07
- Good progress in sales, profit and cash generation

Disclaimer statement

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.

This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.

Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

Brambles


recall

2007 Interim Results

21 February 2007

Glossary of terms & measures
Appendix 1a

Except where noted, common terms and measures used in this document are based upon the following definitions:

Sales revenue	Excludes revenues of associates and non trading revenue.
Comparable operating profit	Profit before finance costs, tax and special items. Includes PAT of associates.
PBT	Profit before tax and special items. Includes PAT of associates.
PAT	Profit after tax before special items, and minority interests.
EPS	Profit after tax, minority interests and special items, divided by shares in issue.
DPS	Dividends declared in the period divided by shares in issue.
Shares in issue	Based on weighted average shares in issue of 1,620.7m in 1H07; 1,695.6m in 1H06.
Organic growth	Growth from existing customers or new customers acquired, though not through a business acquisition.

Glossary of terms & measures
Appendix 1b

Except where noted, common terms and measures used in this document are based upon the following definitions:

Constant currency	Translation of both current period and comparable period results into US dollars at the actual monthly exchange rates applicable for the comparable period.
Actual rates	Based upon conversion of local currency into US dollars using the average of the difference between buy and sell rates applicable at each month end.
Continuing operations	Refers to CHEP, Recall and Corporate.
Discontinued operations	All businesses which have been or are expected to be divested.
Special items	Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment.
Unification	The process by which Brambles Limited acquired all Brambles Industries Limited and Brambles Industries plc shares under separate schemes of arrangement.

Glossary of terms & measures **Appendix 1c**

Except where noted, common terms and measures used in this document are based upon the following definitions:

Unallocated corporate costs	Head office costs which are not allocated back to the divisions. These are excluded from the segmental analyses.
Associates	50% or less equity, minimum 20%.
Free Cash Flow (FCF)	Cash flow generated after net capital expenditure, finance costs and taxation but excluding the net cost of acquisitions and proceeds from business disposals.
BVA	Brambles Value Added, calculated in US$ AIFRS as comparable operating profit – (12% x Average capital invested) at June 2006 exchange rates .
Average capital invested	Calculated as a 12 month average. Capital invested is calculated as net assets before tax balances, cash and borrowings, but after adding back accumulated pre-tax special items (excluding those associated with the restructuring, Unification and divestment program). Semi-annual average capital invested calculated as a 6 month average.
ROCI	Calculated as comparable operating profit divided by average capital invested.
Capital expenditure (capex)	On a cash flow basis. Unless otherwise stated, excludes intangible assets, investments in associates and equity acquisitions and is shown gross of any fixed asset disposals proceeds.

Contact details

John Hobson

Head of Investor Relations

john.hobson@brambles.com

+61 (2) 9256 5216

Michael Sharp

Vice President Corporate Affairs

michael.sharp@brambles.com

+61 (2) 9256 5255

Brambles




recall

2007 Interim Results
Background Information

21 February 2007

Index to pages

Income Statement

AIFRS	Actual 1H07 US$m	Actual 1H06 US$m	Growth %
Sales revenue	1,872.7	1,707.6	10
Comparable operating profit	421.2	342.3	23
Net finance cost	(8.1)	(61.7)	87
Profit before tax and special items	413.1	280.6	47
Tax	(142.5)	(100.5)	(42)
Profit from continuing businesses (before special items)	270.6	180.1	50
Special items from continuing operations, after tax	(110.8)	(22.3)	
Profit from discontinued operations, after tax	822.8	94.1	
Profit for the period	982.6	251.9	

Actual exchange rates used

Americas - Detailed results

CHEP

US$m, AIFRS	2007	2006		
	1H	1H	2H	FY
Sales revenue	**692.8**	651.0	675.2	1,326.2
Comparable operating profit	**190.9**	145.0	179.9	324.9
Profit margin (%)	**28**	22	27	24
Capital expenditure	**170.3**	159.1	145.2	304.3
Depreciation	**78.9**	84.0	85.5	169.5
Cash flow from operations	**137.8**	109.6	187.3	296.9
Average capital invested	**1,317.8**	1,290.7	1,293.1	1,291.9
Number of pallets (m) [1]	**96**	92	93	93
Capex / depreciation (x)	**2.2**	1.9	1.7	1.8
ROCI (annualised %)	**29**	22	28	25

1 Measured at end of period

Actual exchange rates used

USA - Plant operations & transportation trends

CHEP



Plant cost ratio
(Plant costs / Sales)
35%
30%
25%
20%
FY02 FY03 FY04 FY05 FY06 1H07



Gross transportation cost ratio
(Transportation costs / Sales)
35%
30%
25%
20%
FY02 FY03 FY04 FY05 FY06 1H07

USA - Asset productivity trends

CHEP



Control ratio
(Returns + Recoveries / Total Issues)
100%
98%
96%
94%
92%
FY02 FY03 FY04 FY05 FY06 1H07



New equipment issue ratio
(Pallets purchased / Total issues)
12%
10%
8%
6%
4%
2%
0%
FY02 FY03 FY04 FY05 FY06 1H07

Europe - Detailed results

US$m, AIFRS	2007 1H	2006 1H	2006 2H	2006 FY
Sales revenue	**669.8**	608.0	644.7	1,252.7
Comparable operating profit	**132.7**	117.3	146.3	263.6
Profit margin (%)	**20**	19	23	21
Capital expenditure	**88.5**	92.6	87.9	180.5
Depreciation	**79.8**	72.8	77.3	150.1
Cash flow from operations	**153.1**	105.9	177.0	282.9
Average capital invested	**1,299.9**	1,243.6	1,259.4	1,251.5
Number of pallets (m) [1]	**121**	124	124	124
Capex / depreciation (x)	**1.1**	1.3	1.1	1.2
ROCI (annualised %)	**20**	19	23	21

1 Measured at end of period

Actual exchange rates used

Europe - Plant operations & transportation trends


Plant cost ratio
(Plant costs / Sales)
35.0%
30.0%
25.0%
FY02
FY03
FY04
FY05
FY06
1H07


Gross transportation cost ratio
(Transportation costs / Sales)
28.0%
24.0%
20.0%
16.0%
FY02
FY03
FY04
FY05
FY06
1H07

Major pallet sizes (B1210A and B1208A only)

Europe – Asset productivity trends

CHEP

Control ratio

(Returns + Recoveries / Total Issues)



96%
94%
92%
90%
FY02
FY03
FY04
FY05
FY06
1H07

New equipment issue ratio

(Pallets purchased / Total issues)



12%
10%
8%
6%
4%
2%
0%
FY02
FY03
FY04
FY05
FY06
1H07

Major pallet sizes (B1210A and B1208A only)

RoW - Detailed results

CHEP

US$m, AIFRS	2007	2006		
	1H	**1H**	**2H**	**FY**
Sales revenue	**202.0**	186.0	191.5	377.5
Comparable operating profit	**61.6**	55.5	59.8	115.3
Profit margin (%)	**30**	30	31	31
Capital expenditure	**30.1**	35.6	28.6	64.2
Depreciation	**20.8**	20.7	20.4	41.1
Cash flow from operations	**43.9**	35.7	56.7	92.4
Average capital invested	**315.2**	300.4	306.0	303.2
Number of pallets (m) [1]	**21**	20	20	20
Capex / depreciation (x)	**1.4**	1.7	1.4	1.6
ROCI (annualised %)	**39**	37	39	38

1 Measured at end of period

Actual exchange rates used

Total - Detailed results

CHEP

US$m, AIFRS	2007	2006		
	1H	1H	2H	FY
Sales revenue	**1,564.6**	1,445.0	1,511.4	2,956.4
Comparable operating profit	**385.2**	317.8	386.0	703.8
Profit margin (%)	**25**	22	26	24
Capital expenditure	**288.9**	287.3	261.7	549.0
Depreciation	**179.5**	177.5	183.2	360.7
Cash flow from operations	**334.8**	251.2	421.0	672.2
Average capital invested	**2,932.9**	2,834.7	2,858.5	2,846.6
Number of pallets (m) [1]	**238**	236	237	237
Capex / depreciation (x)	**1.6**	1.6	1.4	1.5
ROCI (annualised %)	**26**	22	27	25

1 Measured at end of period

Actual exchange rates used

Detailed results

recall

US$m, AIFRS	2007	2006		
	1H	1H	2H	FY
Sales revenue	**308.1**	262.6	303.1	565.7
Comparable operating profit	**50.0**	38.1	59.4	97.5
Profit margin (%)	**16**	15	20	17
Capital expenditure	**23.4**	15.4	21.6	37.0
Depreciation	**17.4**	15.2	16.9	32.1
Cash flow from operations	**7.5**	11.2	66.1	77.3
Average capital invested	**860.2**	659.4	830.6	745.0
Capex / depreciation (x)	**1.3**	1.0	1.3	1.2
ROCI (annualised %)	**12**	12	14	13

Actual exchange rates used

Currency mix

US$m, AIFRS	Total	Americas[1]	EUR	GBP	AUD	Other
	Currency mix at Actual FX rates					
Continuing operations sales revenue	**1,872.7**	831.8	492.3	223.2	206.9	118.5
Continuing operations comparable operating profit	**421.2**	213.7	88.4	40.7	48.1	30.3
Net debt[2]	**(927.4)**	(758.8)	500.9	(441.0)	(159.9)	(68.6)
Net assets	**2,415.3**	1,477.4	756.1	(215.6)	213.7	183.7

1 Americas consists of the four largest currency components in that region: USD, CAD, MXN, BRL

2 Net debt shown after adjustments for impact of financial derivatives

Currency impact – Continuing operations

US$m, AIFRS	Actual Total	Translation impact of FX US$m Americas[1]	EUR	GBP	AUD	Other
Sales revenue	**61.5**	6.0	35.3	18.1	5.4	(3.3)
Comparable operating profit	**10.7**	1.4	6.8	3.0	1.5	(2.0)

1 Americas consists of the four largest currency components in that region: USD, CAD, MXN, BRL

Weighted average number of shares

Shares, 6 months ending	Dec 06 million	Dec 05 million
Basic – weighted average shares on issue	1,620.7	1,695.6
Adjustment for share options and performance share rights	18.7	13.9
Diluted shares on issue	1,639.4	1,709.5

Return on capital invested

	Av. Capital Invested		ROCI	
AIFRS	Dec 06 US$m	Dec 05 US$m	1H07 %	1H06 %
CHEP	2,932.9	2,834.7	26	22
Recall	860.2	659.4	12	12
Continuing (pre Corp)	**3,793.1**	**3,494.1**	**23**	**20**
Corporate	(64.9)	(36.3)		
Continuing operations	**3,728.2**	**3,457.8**	**23**	**20**
Discontinued operations	36.6	1,537.3		
Total	**3,764.8**	**4,995.1**		

Actual exchange rates used

Capital expenditure[1] by division

AIFRS	Actual 1H07 US$m	Actual 1H06 US$m
CHEP Americas	**170.3**	159.1
CHEP Europe	**88.5**	92.6
CHEP RoW	**30.1**	35.6
CHEP	**288.9**	**287.3**
Recall	**23.4**	15.4
Corporate	**0.1**	0.3
Continuing operations	**312.4**	**303.0**
Discontinued operations	**21.6**	110.8
Total	**334.0**	**413.8**

1 Excludes intangible assets, investments in associates & entity acquisitions

Capex[1] to Depreciation - Continuing operations

AIFRS	CHEP	Recall	Total [2]
6 months to:			
Dec 2004	1.4	1.3	1.4
June 2005	1.3	1.4	1.3
Dec 2005	1.6	1.0	1.6
June 2006	1.4	1.3	1.4
Dec 2006	1.6	1.3	1.6
12 months to:			
June 2005	1.4	1.3	1.4
June 2006	1.5	1.2	1.5

Actual exchange rates used

1 Excludes intangible assets, investments in associates & entity acquisitions. Depreciation for wholly owned businesses only (not associates)

2 Excluding unallocated corporate costs

Capex[1] to Sales - Continuing operations

%, AIFRS	CHEP	Recall	Total [2]
6 months to:			
Dec 2004	19	8	17
June 2005	17	7	15
Dec 2005	20	6	18
June 2006	17	7	16
Dec 2006	18	8	17
12 months to:			
June 2005	18	8	16
June 2006	19	7	17

Actual exchange rates used

1 Excludes intangible assets, investments in associates & entity acquisitions

2 Excluding unallocated corporate costs

Acquisitions

AIFRS	1H07 US$m	1H06 US$m
Current year acquisitions		
CHEP	(0.6)	-
Recall - AUSDOC	-	(192.8)
Recall - Other	(6.9)	-
Total current year acquisitions	**(7.5)**	**(192.8)**
Deferred consideration paid		
Recall	(1.4)	-
Discontinued Operations	(4.2)	-
Total cash outflow from acquisitions	**(13.1)**	**(192.8)**

Actual exchange rates used

Divestments

AIFRS **Business**	**Status**	**Profit on Sale US$m**	**Gross Proceeds US$m**
BIS Northern Hemisphere	Sold	0.7	238.2
Regional Businesses[1]	Sold	61.0	199.1
Cleanaway Germany	Sold	179.3	738.5
BIS / Cleanaway Australia	Sold	857.1	1,341.6 [2]
Other		(26.5)	9.3
Included in FY06		1,071.6	2,526.7
Cleanaway UK	Sold	758.4	1,109.0
Cleanaway Asia	Sold	(10.6)	32.0
Other adjustments		0.7	-
Total		**1,820.1**	**3,667.7**

1 Regional Businesses include Eurotainer, Interlake, TMF and TCR
2 Proceeds received 5 July 2006, not included in FY06 results

Debt facilities

	At December 2006	
	Borrowing Facilities US$bn	**Utilised US$bn**
Maturity:		
< 1 year	0.1	-
1 – 2 years	0.9	0.2
2 – 3 years	-	-
3 – 4 years	2.4	0.6
4 – 5 years	-	-
Total at 31 Dec 06	**3.4**	**0.8**
USPP Notes:		
5 – 10 years	*0.4*	*0.4*
	3.8	***1.2***

Disclaimer Statement

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.
This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.
Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.
These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

Glossary of terms & measures **Appendix 1a**

Except where noted, common terms and measures used in this document are based upon the following definitions:

Sales revenue	Excludes revenues of associates and non trading revenue.
Comparable operating profit	Profit before finance costs, tax and special items. Includes PAT of associates.
PBT	Profit before tax and special items. Includes PAT of associates.
PAT	Profit after tax before special items, and minority interests.
EPS	Profit after tax, minority interests and special items, divided by shares in issue.
DPS	Dividends declared in the period divided by shares in issue.
Shares in issue	Based on weighted average shares in issue of 1,620.7m in 1H07; 1,695.6m in 1H06.
Organic growth	Growth from existing customers or new customers acquired, though not through a business acquisition.

Glossary of terms & measures

Appendix 1b

Except where noted, common terms and measures used in this document are based upon the following definitions:

Constant currency	Translation of both current period and comparable period results into US dollars at the actual monthly exchange rates applicable for the comparable period.
Actual rates	Based upon conversion of local currency into US dollars using the average of the difference between buy and sell rates applicable at each month end.
Continuing operations	Refers to CHEP, Recall and Corporate.
Discontinued operations	All businesses which have been or are expected to be divested.
Special items	Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment.
Unification	The process by which Brambles Limited acquired all Brambles Industries Limited and Brambles Industries plc shares under separate schemes of arrangement.

Glossary of terms & measures

Appendix 1c

Except where noted, common terms and measures used in this document are based upon the following definitions:

Unallocated corporate costs	Head office costs which are not allocated back to the divisions. These are excluded from the segmental analyses.
Associates	50% or less equity, minimum 20%.
Free Cash Flow (FCF)	Cash flow generated after net capital expenditure, finance costs and taxation but excluding the net cost of acquisitions and proceeds from business disposals.
BVA	Brambles Value Added, calculated in US$ AIFRS as comparable operating profit – (12% x Average capital invested) at June 2006 exchange rates.
Average capital invested	Calculated as a 12 month average. Capital invested is calculated as net assets before tax balances, cash and borrowings, but after adding back accumulated pre-tax special items (excluding those associated with the restructuring, Unification and divestment program). Semi-annual average capital invested calculated as a 6 month average.
ROCI	Calculated as comparable operating profit divided by average capital invested.
Capital expenditure (capex)	On a cash flow basis. Unless otherwise stated, excludes intangible assets, investments in associates and equity acquisitions and is shown gross of any fixed asset disposals proceeds.

Contact details

John Hobson

Head of Investor Relations

john.hobson@brambles.com

+61 (2) 9256 5216

Michael Sharp

Vice President Corporate Affairs

michael.sharp@brambles.com

+61 (2) 9256 5255

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

21 February 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

DAVID TURNER TO RETIRE AS CEO OF BRAMBLES ON 30 JUNE 2007

Please see attached announcement

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

Brambles

DAVID TURNER TO RETIRE AS CEO OF BRAMBLES ON 30 JUNE 2007

Brambles Limited announced today that Mr David Turner will retire as Chief Executive Officer on 30 June 2007. Mr Turner will, however, remain on the Brambles Board as a Non-executive Director, until the conclusion of the 2007 Annual General Meeting, in order to facilitate an orderly handover to his successor, when appointed.

The Chairman of Brambles Limited, Mr Don Argus, said that Mr Turner had been appointed Chief Financial Officer of Brambles in August 2001 and then Chief Executive Officer in October 2003.

"David has made an outstanding contribution during a period of substantial change," Mr Argus said.

"His leadership has been crucial to the success of the restructuring of Brambles. David has played a key role in laying firm foundations for Brambles' ongoing and future success."

"The Board will now implement its succession plan. This will involve a global search and will include the consideration of internal and external candidates. One of Brambles' strengths is that we have a number of strong internal candidates, but we will be testing them against the external market."

Mr Turner said he was fortunate and proud to have been Chief Executive Officer of Brambles during a significant period in its history.

"The turnaround and reorganisation of Brambles has been a complex and fascinating journey that has, importantly, created value for shareholders and set the company up for an exciting future," Mr Turner said.

"I have been supported by excellent people both in the businesses we have divested as well as in those we have retained. I would like to thank all of them for their commitment and support."

From his retirement as Chief Executive Officer on 30 June until he ceases to be a Director later in the year, Mr Turner will receive only those benefits which are normally payable to a Non-executive Director of Brambles, and will not continue to receive any of his current personal contractual benefits.

For further information please contact:

Australia

Investor	John Hobson, Head of Investor Relations	+61 (0)2 9256 5216 +61 (0)407 436 711 (mobile)
Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

UK

Media	Richard Mountain, Financial Dynamics	+44 (0)20 7269 7291

Brambles is globally headquartered in Australia

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

21 February 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

Brambles reports strong results for the half-year ended 31 December 2006

Attached in accordance with Listing Rule 4.2A is the consolidated financial report for Brambles Limited for the half-year ended 31 December 2006, and the associated media release.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{CLV 00026565}

Brambles

Brambles reports strong results for the six months ended 31 December 2006

Brambles today reported a 23% increase in comparable operating profit from continuing operations (20% higher in constant currency) to US$421.2 million for the six months ended 31 December 2006. Profit after tax before special items for continuing operations grew by 50% (46% in constant currency) to US$270.6 million.

Profit after tax after special items was US$982.6 million compared with US$251.9 million in 2005. Special items after tax of US$684.3 million included a profit on the sale of Cleanaway UK of US$770.8 million and restructuring and Unification costs of US$83.1 million.

Earnings per share before special items for continuing operations increased by 58% (54% in constant currency) to 16.7 US cents.

Brambles completed the Unification of the dual-listed companies ("DLC") structure on 4 December 2006 and now trades as Brambles Limited with a primary listing on the Australian Stock Exchange and a secondary listing on the London Stock Exchange.

Highlights of the key financial results for the half-year include:

Six months ended 31 December (AIFRS US$ millions)	**2006**	**2005**	**% chg.**	**% chg. (Constant Currency)**
Continuing operations before special items				
Sales	1,872.7	1,707.6	10	6
Operating profit	421.2	342.3	23	20
Profit before tax	413.1	280.6	47	44
Profit after tax	270.6	180.1	50	46
Earnings per share (US cents)	16.7	10.6	58	54
Group				
Sales	2,124.8	3,030.8	(30)	(32)
Special Items	684.3	(14.0)	n.m.	n.m.
Profit after tax	982.6	251.9	n.m.	n.m.
Earnings per share (before special items) (US cents)	18.4	15.7	17	14
Earnings per share (US cents)	60.6	14.8	n.m.	n.m.
Dividend (Australian cents)	Note 1	11.5		
Free cash flow	117.8	157.3		
Net debt	927.4	2,023.1		

[1] A Special Dividend was paid to shareholders in October 2006 which included 13.5 Australian cents in lieu of the 1H07 Interim Dividend.

"n.m." = not meaningful

Definitions, currency, percentage comparisons and accounting conventions are set out on page 4

The Chief Executive Officer of Brambles, David Turner, said: "The Unification of Brambles marked an important milestone in our company's history. In the past six months, we have successfully completed the divestment program, simplified the company structure and continued to drive solid profit growth from CHEP and Recall. Our efforts are now wholly focused on unlocking the significant potential of our two key businesses, as well as achieving an optimal balance sheet structure.

"We have had another period of good sales growth, up 6%, notwithstanding higher oil prices and weak retail sales in some regions. CHEP in particular had another very strong half-year with sales up 5% in constant currency and profits up by 18%. CHEP Americas maintained the momentum shown in recent years with an excellent 31% profit increase.

"New markets will also contribute to CHEP's long-term growth. Following our decision to enter China, we now have a team of more than 30 people in that business and are looking forward to commencing operations shortly. We have commenced business in the Gulf Co-operative States and Turkey, and we are continuing to expand in Latin America.

"Recall's sales grew 14% in constant currency with profits up by 27%, including the benefit of the acquisition of AUSDOC in November 2005. In the first half, Recall North America signed a number of significant contracts and the benefit of these is expected to be delivered over the next 18 months.

"Our businesses generated strong cash flow in the first half and, as we continue to invest carefully to support the growth opportunities across the group, we expect this to continue over the remainder of the year.

"The US$3.6 billion proceeds from the divestment program, of which US$2.5 billion was received in FY06 and the balance after 30 June 2006, were well above our original expectations. This enabled us to pay a Special Dividend of 34.5 Australian cents to shareholders in October 2006, which included an amount of 13.5 Australian cents in lieu of the 2007 interim dividend," Mr Turner said.

Outlook

CHEP is again expected to show strong profit growth in the second half. CHEP Americas should have continuing solid growth in sales and another period of very strong profit growth.

For CHEP Europe, the focus remains on acquiring new customers and improving operational efficiencies particularly in transportation and plant costs. Continued profit growth is expected in the second half together with good cash generation.

CHEP Rest of World continues to perform very well. The new business in China has an exciting future, but is in an early stage of its development and it will be some time before it becomes profitable.

Recall's organic sales growth in the second half is expected to be similar to the 6% rate achieved in the first half. Led by the business in North America, margins in Recall are expected to improve in the second half.

Overall, further good progress is expected for the group in sales, profit and cash generation.

The Board remains focused on achieving an optimal balance sheet structure and will be reviewing a number of capital management initiatives, as well as continuing the on-market share buy-back program announced in November 2006.

Operational Highlights for the half-year ended 31 December 2006:

Continuing operations

- CHEP sales were 8% higher at US$1.56 billion (5% in constant currency) and comparable operating profit improved by 21% to US$385.2 million (18% in constant currency). Capital expenditure increased by only US$1.6 million to US$288.9 million despite ongoing investment in the Perfect Plant program. Return on capital invested rose to 26% while cash flow from operations (after net capital expenditure) was US$83.6 million higher at US$334.8 million;

- CHEP Americas' comparable operating profit increased by 32% (31% in constant currency) to US$190.9 million with sales growing 6% to US$692.8 million. Excluding the effect of the disposal of the Reusable Plastic Container (RPC) assets in the USA last year, the underlying sales growth of the Americas was 8%. The US retail environment was sluggish for most of the period but CHEP Americas continued to benefit from customer wins and ongoing operational efficiencies;

- CHEP Europe's sales grew by 10% (2% in constant currency) to US$669.8 million. Comparable operating profit grew by 13% (5% in constant currency) to US$132.7 million. Disruption to operations, due to the closure of the Brentwood plant in the UK, resulted in higher short-term costs of US$8 million in the half. Transportation costs overall were US$11 million higher, in part reflecting increased pallet relocations due to the closure of Brentwood, as well as increased collection efforts at smaller distributors in France and Spain. Sharply higher lumber costs, whilst adding to repair costs, have enhanced the CHEP value proposition compared to purchases of new white wood pallets;

- CHEP Rest of World sales were 9% higher and comparable operating profit 11% higher (13% higher in constant currency) at US$61.6 million. Excluding the US$2.8 million cost of developing the China business in the period underlying comparable operating profit grew by 18%; and

- Recall sales were 17% higher at US$308.1 million (14% higher in constant currency) and comparable operating profit improved by 31% to US$50.0 million (27% higher in constant currency). This result includes a full six month contribution from AUSDOC.

Discontinued operations

- The asset disposal program was substantially completed prior to 30 June 2006. The comparable operating profit of $40.6 million for the half mainly reflects the contribution from Cleanaway UK until its sale was completed on 28 September 2006;

- Profit on sale of Cleanaway UK of $770.8 million after tax has been recognised in the half; and

- The sale of Cleanaway Asia for $32.0 million was completed on 16 February 2007 and this concludes the asset disposal program.

Notes:

Continuing operations refers to CHEP, Recall and Corporate.

All US$ figures are presented in AIFRS and quoted at actual exchange rates.

Constant currency relative performance is calculated by translating both current period and comparable period results into US$ at the actual monthly exchange rates applicable for the comparable period. Its purpose is to show relative performance between periods before the translation impact of currency fluctuations.

Where only one percentage comparison appears, the actual and constant exchange rate calculations give the same rounded result.

Comparable operating profit is profit before finance costs, tax and special items.

Free cash flow is cash flow generated by the business after net capital expenditure, finance costs and tax but excluding the net cost of acquisitions and proceeds from business disposals.

Return on capital invested is defined as comparable operating profit divided by average capital invested. Average capital invested is calculated as a 6 month average of net assets before tax balances, cash and borrowings but after adding back accumulated pre-tax special items (excluding those associated with the restructuring, Unification and divestment program).

Unification refers to the process by which Brambles Limited acquired all Brambles Industries Limited and Brambles Industries plc shares under separate schemes of arrangement.

Further information:

- The half-year financial report along with webcast and supporting slides are available on the Brambles website at www.brambles.com.
- An analysts' briefing will be held in Sydney at 10.00am on 21 February 2007.
- Copies of the 2007 interim results have been forwarded to the Financial Services Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility. For further details, please refer to www.fsa.gov.uk.

Contacts:

Australia:

Investor	John Hobson, Head of Investor Relations	+61 (0)2 9256 5216 +61 (0)407 436 711 (mobile)
Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

UK:

Media	Richard Mountain, Financial Dynamics	+44 (0)20 7269 7291

Brambles is globally headquartered in Australia

CONSOLIDATED FINANCIAL REPORT
for the half-year ended 31 December 2006

Index | **Page**

SUMMARY OF CONSOLIDATED RESULTS
for the half-year ended 31 December 2006

Results for announcement to the market

At actual exchange rates	First half 2007 US$m	First half 2006 US$m	% change at actual fx rates
RESULTS BEFORE SPECIAL ITEMS [1]			
Continuing operations			
Sales revenue	**1,872.7**	1,707.6	10%
Operating profit	**421.2**	342.3	23%
Profit before tax	**413.1**	280.6	47%
Profit after tax	**270.6**	180.1	50%
Profit from discontinued operations	**27.7**	85.8	(68%)
Profit for the period	**298.3**	265.9	12%
Profit attributable to members of the parent entity	**298.3**	265.5	12%
Basic earnings per share - continuing operations (US cents)	**16.7**	10.6	58%
Basic earnings per share (US cents)	**18.4**	15.7	17%
STATUTORY RESULTS (AFTER SPECIAL ITEMS)			
Continuing operations			
Sales revenue	**1,872.7**	1,707.6	10%
Operating profit	**321.1**	319.6	-
Profit before tax	**313.0**	257.9	21%
Profit after tax	**159.8**	157.8	1%
Profit from discontinued operations	**822.8**	94.1	774%
Profit for the period	**982.6**	251.9	290%
Profit attributable to members of the parent entity	**982.6**	251.5	291%
Basic earnings per share (US cents)	**60.6**	14.8	309%
Net capital expenditure on property, plant and equipment	**295.8**	351.0	
Free cash flow before special items [2]	**208.5**	162.8	
Free cash flow [2]	**117.8**	157.3	
Net debt	**927.4**	2,023.1	

Dividend

The special dividend declared on 23 August 2006 included 13.5 Australian cents per share in lieu of the 2007 interim dividend that would normally be paid in April 2007.

Brambles Limited has not declared a dividend for the period ended 31 December 2006.

1 Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software).

2 Free cash flow is cash flow generated after net capital expenditure, excluding the net cost of acquisitions and proceeds from business disposals.

RESULTS BY BUSINESS SEGMENT
AT ACTUAL AND CONSTANT CURRENCY EXCHANGE RATES

Sales	**First half 2007 actual US$m**	First half 2007 at prior year fx rates US$m	First half 2006 actual US$m	% change at constant currency
CHEP	**1,564.6**	1,512.6	1,445.0	5%
Recall	**308.1**	298.6	262.6	14%
Continuing operations	**1,872.7**	1,811.2	1,707.6	6%
Cleanaway	**252.1**	238.5	947.3	
Brambles Industrial Services	-	-	272.5	
Regional Businesses	-	-	94.0	
Other	-	-	9.4	
Discontinued operations	**252.1**	238.5	1,323.2	
Total	**2,124.8**	2,049.7	3,030.8	
Comparable operating profit [1]				
CHEP	**385.2**	375.1	317.8	18%
Recall	**50.0**	48.3	38.1	27%
Corporate	**(14.0)**	(12.9)	(13.6)	5%
Continuing operations	**421.2**	410.5	342.3	20%
Cleanaway	**40.6**	38.3	92.8	
Brambles Industrial Services	-	-	32.0	
Regional Businesses	-	-	3.3	
Other	-	-	0.1	
Discontinued operations	**40.6**	38.3	128.2	
Total	**461.8**	448.8	470.5	
Reconciliation to statutory profit after tax				
Comparable operating profit from continuing operations	**421.2**	410.5	342.3	20%
Net finance costs	**(8.1)**	(7.8)	(61.7)	87%
Profit before tax and special items from continuing operations (PBTA)	**413.1**	402.7	280.6	44%
Tax expense on PBTA	**(142.5)**	(138.9)	(100.5)	(38%)
Profit after tax, before special items (PATA), from continuing operations	**270.6**	263.8	180.1	46%
Special items from continuing operations, after tax	**(110.8)**		(22.3)	
Profit from continuing operations, after tax	**159.8**		157.8	
Profit from discontinued operations, after tax	**822.8**		94.1	
Profit for the period	**982.6**		251.9	
Basic earnings per share (US cents)	**60.6**		14.8	
Earnings per share on PATA (US cents)	**18.4**		15.7	
BVA (Brambles Value Added) [1] from continuing operations		196	137	

[1] Refer to notes on page 3

RESULTS BY BUSINESS SEGMENT
AT ACTUAL AND CONSTANT CURRENCY EXCHANGE RATES - *continued*

Operating profit [1]	First half 2007 actual US$m	First half 2006 actual US$m	% change at actual currency
CHEP	**385.2**	317.8	21%
Recall	**47.8**	24.8	93%
Corporate	**(111.9)**	(23.0)	
Continuing operations	**321.1**	319.6	-
Cleanaway	**822.3**	84.4	
Brambles Industrial Services	**-**	36.9	
Regional Businesses	**-**	52.5	
Other	**-**	(13.9)	
Discontinued operations	**822.3**	159.9	
Total	**1,143.4**	479.5	

[1] Operating profit is on a statutory basis and includes special items. Operating profit on a constant currency basis is not presented. There were significant profits on business divestments reported in 2007 and translation of such profits at the exchange rates applicable in the comparable period would be misleading.

Special items

Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment.

Comparable operating profit

All references to comparable operating profit are to profit before special items, finance costs and tax, which the Directors consider to be a useful measure of underlying business performance.

Constant currency translation of foreign currency results

In the commentary, comparative trading measures have been presented in constant currency, by translating both current and comparable period results into US dollars at the actual monthly exchange rates applicable for the comparable period so as to show relative performance between the periods before the translation impact of currency fluctuations. In the statutory financial statements, foreign currency results have been translated at the applicable actual monthly exchange rates ruling in each period.

Free cash flow

Free cash flow is cash flow generated after net capital expenditure but excluding the net cost of acquisitions and proceeds from business disposals.

Free cash flow reconciles to statutory cash flow as follows:	First half 2007 US$m	First half 2006 US$m
Net cash inflow from operating activities	**421.6**	510.1
Net cash inflow/(used) in investing activities	**1,966.6**	(200.8)
Less net cash inflow from disposals and acquisitions	**(2,270.4)**	(152.0)
Free cash flow	**117.8**	157.3

Brambles Value Added (BVA)

Brambles Value Added (BVA) represents the value generated by a business over and above the cost of the capital it uses to generate that value. BVA is denominated in US dollars using Brambles' results. It is calculated as comparable operating profit (COP) less (average capital invested (ACI), at fixed June 2006 exchange rates, multiplied by Brambles' weighted average pre-tax cost of capital (WACC)).

BVA = COP - (ACI x WACC).

TRADING PERFORMANCE – CONTINUING OPERATIONS

Sales for continuing operations were US$1.9 billion, an increase of 10% (6% in constant currency). Sales growth continued in both CHEP (up 8%) and Recall (up 17%) which in constant currency terms were 5% and 14% higher respectively.

Comparable operating profit was US$421.2 million compared with US$342.3 million in the prior corresponding period, an increase of 23% (20% in constant currency).

Profit before tax and special items for continuing operations was US$413.1 million compared with US$280.6 million in the prior corresponding period, an increase of 47% (44% in constant currency).

CHEP performed well in the first half with sales and profit growth in all regions. Comparable operating profit was US$385.2 million, an increase of 21% (18% in constant currency). CHEP Americas continued to perform particularly well during the period.

CHEP Americas' sales growth was impacted by a weak US retail sales environment for most of the first half but the business still achieved an underlying increase of 8%, if the impact of last year's Reusable Plastic Container (RPC) assets sale is taken into account. Comparable operating profit was US$190.9 million, an increase of 32% (31% in constant currency), primarily reflecting volume growth and plant cost efficiencies.

Following the completion of the implementation of activity based pricing initiatives, and continued flat volumes, CHEP Europe's sales grew by 10% (2% in constant currency). Comparable operating profit increased 13% to US$132.7 million (5% in constant currency) and was affected by higher short term costs at one plant in the UK of US$8 million, which are partly reflected in higher transportation costs (US$11 million), and sharply higher lumber costs for repairs.

CHEP Rest of World achieved a solid increase in sales which were 9% higher than the prior corresponding period in both actual and constant currency. Comparable operating profit increased by 11% to US$61.6 million (13% in constant currency).

Recall's sales growth was 17% (14% in constant currency). Comparable operating profit was US$50.0 million, an increase of 31% (27% in constant currency). The integration of AUSDOC, which is broadly on track, contributed to the improved results.

Cash flow from operations after net capital expenditure was strong at US$234.5 million (1H06: US$239.7 million).

Brambles Value Added (BVA) continued to grow strongly with a US$59 million increase to US$196 million reflecting ongoing capital management initiatives and the higher profitability in the half.

TRADING PERFORMANCE – DISCONTINUED OPERATIONS

Brambles announced on 29 November 2005 that it would focus on CHEP and Recall, and divest Cleanaway, Brambles Industrial Services and Regional Businesses. Included in discontinued operations for this period are Cleanaway UK (until the completion of its sale on 28 September 2006) and Cleanaway Asia. All other businesses had been divested prior to 30 June 2006 and comparisons with the prior corresponding period are not meaningful.

Special items include a profit after tax of US$770.8 million on the divestment of Cleanaway UK.

The sale of Cleanaway Asia was completed on 16 February 2007 and has been recognised in the results for the six months ended 31 December 2006.

OPERATIONAL REVIEW

Throughout this section, all amounts quoted in the text are at actual exchange rates. All comparative trading measures referred to are in constant currency. The underlying constant currency performance is shown in the table on page 2 and a definition of constant currency is shown on page 3.

CHEP

	First half 2007 actual US$m	First half 2006 actual US$m	% change actual	% change constant currency
Sales revenue	1,564.6	1,445.0	8	5
Comparable operating profit [1]	385.2	317.8	21	18
Profit margin (%)	25	22		
Cash flow from operations (after net capital expenditure)	334.8	251.2		

[1] A definition of comparable operating profit and a reconciliation to statutory operating profit of US$385.2 million (2006: US$317.8 million) are shown on page 19.

CHEP continued to deliver solid growth in sales (US$1,564.6 million, up 5%) and comparable operating profit (US$385.2 million, up 18%). Increased volumes and cost initiatives were key features of the strong lift in profitability. Operating cash flow after net capital expenditure showed a strong improvement to US$334.8 million due to the higher profits, a modest improvement in working capital and static capital expenditure.

CHEP now has 20 Perfect Plants operational with 8 new facilities in the six months ended 31 December 2006 (Americas – 3; Rest of World – 3; Europe – 2). Compared with the prior corresponding period, lower plant costs contributed approximately US$15 million to the improvement in CHEP's profit. A further 8 Perfect Plants are expected to commence operation in the second half, including the deployment of robotics technology for pallet repair at a new facility in Australia, a first for CHEP anywhere in the world.

Business development, including geographic expansion, continues to be a priority for CHEP. Following a strategic review of Asian opportunities, CHEP recently established an operation in China. Discussions with prospective customers are currently underway. With a staff of over 30 people, start-up costs of approximately US$2.8 million have been expensed during this half.

CHEP AMERICAS

	First half 2007 actual US$m	First half 2006 actual US$m	% change actual	% change constant currency
Sales revenue	692.8	651.0	6	6
Comparable operating profit	190.9	145.0	32	31
Profit margin (%)	28	22		
Cash flow from operations (after net capital expenditure)	137.8	109.6		

Sales in the Americas were US$692.8 million (an increase of 6%) reflecting a subdued retailing environment in the USA for most of the period. Excluding the USA RPC assets that were sold in 2006, the underlying sales growth was 8%. Comparable operating profit again grew strongly and was 31% higher at US$190.9 million. In the USA, improved volumes and lower plant costs contributed to the strong profit growth for the half. Both Canada and Latin America performed very well with comparable operating profit growing strongly, driven by solid volume gains and operational improvements.

Operating cash flow after net capital expenditure was US$137.8 million, an increase of US$28.2 million compared with the prior corresponding period. Capital expenditure increased by US$11.2 million to US$170.3 million in support of continued volume growth and investment in new Perfect Plants.

In the six month period, CHEP USA signed up 157 new customers as well as winning new business from a number of existing customers. Inventory management at key national accounts, in response to a weak retailing environment, adversely affected volume growth during the half. However, growth in issue volume improved in December and following the adjustment in inventory levels the resumption of more normal issue volumes is expected in the second half along with continued customer acquisition.

Transportation costs were slightly higher with some additional relocation charges during the half. Movements in oil prices have minimal impact on CHEP USA as the fuel surcharge to customers is adjusted to reflect price movements.

Service centre costs were US$10 million lower than the prior corresponding period and included the impact of efficiencies arising from the Perfect Plant implementation. The year-to-date damage ratio was approximately 30%.

The control ratio in CHEP USA (i.e. the number of pallets returned in a period as a percentage of all pallets issued) was broadly unchanged in the period at 97% and reflected a slightly higher cycle time as retail sales slowed.

CHEP EUROPE

	First half 2007 actual US$m	First half 2006 actual US$m	% change actual	% change constant currency
Sales revenue	669.8	608.0	10	2
Comparable operating profit	132.7	117.3	13	5
Profit margin (%)	20	19		
Cash flow from operations (after net capital expenditure)	153.1	105.9		

Sales in CHEP Europe were US$669.8 million, 2% higher than the prior corresponding period reflecting flat issue volumes. Price increases in the period were not significant reflecting the final phase of the implementation of activity based pricing together with reduced surcharges as customers continue to modify their behaviour and pallet usage. The reduced surcharges are due to fewer pallet movements to Non-Participating Distributors and other small distributors as a consequence of the implementation of activity based pricing. Cash flow has been very strong in Europe reflecting lower capital expenditure.

Sharply higher lumber prices across Europe, whilst adding US$2 million to repair costs, are providing a more favourable competitive environment for CHEP in respect of new white wood pallets. In the half, CHEP Europe signed 418 new contracts for both new business and expanded business with existing customers. Although the average customer opportunity is smaller than in the USA, this represents a significant lift in new business acquisition compared to previous years when the focus had been on the implementation of activity based pricing. This should benefit issue volumes in the near term.

Comparable operating profit of US$132.7 million was 5% higher than the prior corresponding period with service centre cost savings amounting to US$5 million. Disruption to operations caused by closure of the Brentwood plant in the UK resulted in higher short-term costs of US$8 million in the half, including increased pallet relocations. Transportation costs overall were US$11 million higher, in part reflecting increased pallet relocations due to the closure of Brentwood, as well as increased collection efforts at smaller distributors in France and Spain.

As at 31 December 2006, there were 10 Perfect Plants operational across Europe, with two of these commissioned during the half under review (Swindon, UK; Dublin, Ireland). The new service centres are developing as expected and another two facilities are planned to commence in the second half. Plant costs for the period were US$5 million lower despite the increase in the cost of lumber used for pallet repair.

The control ratio was broadly unchanged at 95%. The large number of pallets returned from customers late in the half is expected to benefit CHEP Europe's capital expenditure in the second half of 2007.

The container businesses contributed 17% of CHEP Europe's sales. The majority of container sales are derived from automotive crates and RPCs. During the period, the RPC sales were flat. New RPC business has recently been won in both France and Italy.

CHEP – Rest of World

	First half 2007 actual US$m	First half 2006 actual US$m	% change	
			actual	constant currency
Sales revenue	202.0	186.0	9	9
Comparable operating profit	61.6	55.5	11	13
Profit margin (%)	30	30		
Cash flow from operations (after net capital expenditure)	43.9	35.7		

Sales in the CHEP businesses in the Rest of World remained strong at US$202.0 million, an increase of 9%. The South African business continued to show good volume growth in its three key segments of pallets, RPCs and automotive crates. Automotive crate volume in Australia has been affected by difficulties confronting the domestic car manufacturers, but strong RPC volumes more than offset this impact while pallet volumes grew modestly.

Comparable operating profit was US$61.6 million, 13% above the prior corresponding period. Excluding the impact of start-up costs in China of US$2.8 million, the underlying improvement in comparable operating profit was 18%.

In Australia, the most advanced Perfect Plant using robotics technology for pallet repair is expected to commence operation in March 2007 and will become the benchmark for the next generation of service centre implementations. Over the past several years, this automation process technology has been developed in-house, at a cost of approximately US$10 million.

RECALL

	First half 2007 actual US$m	First half 2006 actual US$m	% change	
			actual	constant currency
Sales revenue	308.1	262.6	17	14
Comparable operating profit [1]	50.0	38.1	31	27
Profit margin (%)	16	15		
Cash flow from operations (after net capital expenditure)	7.5	11.2		

[1] A definition of comparable operating profit and a reconciliation to statutory operating profit of US$47.8 million (2006: US$24.8 million) are shown on page 19.

Sales in Recall were US$308.1 million, an increase of 14%. In North America, improved volume growth resulted in sales for the Americas increasing by 8%. In Australia and the UK, volume growth has been modest reflecting a competitive environment.

Comparable operating profit was US$50.0 million, 27% higher than last year with the integration of the AUSDOC business benefiting results. The new Mega-Centre at Greystanes in Sydney will be fully operational by July 2007 and will enable the rationalisation of seven existing facilities. This facility currently holds 1.5 million cartons.

Recall North America has won a number of major contracts in both Document Management Solutions (DMS) and Secure Destruction Services (SDS) in the first half. The most significant of these, the DMS contract with Bank of America in the USA, will take approximately two years to implement fully. The benefits to sales and profit from these new contracts will be reflected over the next 12 to 18 months. In addition, the application of Six Sigma methodologies within Recall is expected to benefit operational expenses over the next two years.

DISCONTINUED OPERATIONS

Following the decision to focus on CHEP and Recall and divest the other businesses, the reported results for the six months ended 31 December 2006 are not comparable with the previous year.

Sales and profits for the divested businesses have been included in Brambles' results up until the following dates:

- Eurotainer	September 2005
- BIS Northern Hemisphere	December 2005
- Cleanaway Germany	April 2006
- Interlake	April 2006
- TMF	April 2006
- TCR	May 2006
- Cleanaway Australia	June 2006
- Industrial Services Australia	June 2006
- Recall Italy	June 2006
- Cleanaway UK	September 2006
- Cleanaway Asia	November 2006

Under AIFRS, depreciation, amortisation and the recognition of the share of profits of joint ventures and associates cease once a decision has been taken to reclassify an asset as being held for sale. This resulted in an increase in the reported profit by US$15.3 million pre-tax.

The sale of Cleanaway Asia was completed on 16 February 2007, and has been recognised in the results for the six months ended 31 December 2006.

	First half 2007 actual US$m	First half 2006 actual US$m	% change	
			actual	constant currency
Sales revenue	252.1	1,323.2	n.m.	n.m.
Comparable operating profit [1]	40.6	128.2	n.m.	n.m.

[1] A definition of comparable operating profit and a reconciliation to statutory operating profit of US$822.3 million (2006: US$159.9 million) are shown on page 19.
"n.m." = not meaningful

BUSINESS DISPOSALS AND SPECIAL ITEMS

On 29 November 2005, Brambles announced its intention to dispose of Cleanaway, Brambles Industrial Services and the Regional Businesses. During the six months ended 31 December 2006, the sale of Cleanaway UK was completed for proceeds of US$1,109.0 million. The sale of Cleanaway Asia was announced in October 2006 and was completed on 16 February 2007. This transaction concludes the asset disposal program.

Special items in the first six months were US$681.6 million before tax, and principally comprised restructuring and Unification costs of US$72.1 million, stamp duty on Unification of US$28.8 million and a profit on sale of Cleanaway UK of US$769.6 million. Special items after tax for the period were US$684.3 million, and included a net tax benefit of US$2.7 million.

FINANCIAL POSITION

Asset sales, the Cash Alternative and the ongoing share buy-back program had a significant impact on the net debt position during the period. At 31 December 2006, net debt stood at US$927.4 million down from US$1,690.1 million at 30 June 2006.

Net finance costs were US$8.1 million compared with US$61.7 million for the prior corresponding period reflecting lower average debt levels.

Cash flow from operations after net capital expenditure was again strong. The cash flow from CHEP and Recall of US$342.3 million was US$79.9 million higher than the prior corresponding period reflecting the improved trading and tight control over capital expenditure to support the growth of the business.

Free cash flow before special items and dividends for the period was US$208.5 million, US$45.7 million higher than the prior corresponding period.

Key financial coverage ratios reflect the strong balance sheet with net debt/EBITDA at 0.7 times (1H06: 1.4 times) and gearing having improved to 27.7% from 45.3% at 31 December 2005.

CAPITAL EXPENDITURE

Capital expenditure on property, plant and equipment for continuing operations for the half-year was US$312.4 million, US$9.4 million higher than the prior corresponding period. This reflected additional pallet purchases to support CHEP's growth in the Americas and expenditure on the Perfect Plant initiative in all regions.

Capital expenditure in CHEP was US$288.9 million, an increase of only US$1.6 million compared with the prior corresponding period. CHEP America's capital expenditure increased US$11.2 million to US$170.3 million. CHEP Europe's capital expenditure for the six months was US$88.5 million (1H06: US$92.6 million) reflecting improved asset utilisation and limited growth in pallet issues. CHEP Rest of World's capital expenditure declined slightly to US$30.1 million (1H06: US$35.6 million).

Capital expenditure in Recall for the half-year was US$23.4 million, an increase of US$8.0 million compared with the prior corresponding period. This was due to bringing on stream of the Mega-Centre in Sydney, and additional racking and shredding equipment in North America to support business growth.

TAXATION

Brambles' tax rate on continuing operations was slightly lower at 34.5% of profit before tax and special items and no material change is expected for the full year.

DIVIDENDS

The Board has not declared an interim dividend for the six months ended 31 December 2006 because the Special Dividend paid to Brambles' shareholders in October 2006 included 13.5 Australian cents (5.446 pence) in lieu of the 2007 Interim Dividend. The Board has reaffirmed its progressive dividend policy. The first dividend to be paid by Brambles Limited will be the final dividend for 2007, which is expected to be paid in October 2007.

Following the divestment of several Australian businesses and the enlarged shareholder base, future dividends in the near term are expected to be franked at a rate between 20% and 30%.

CAPITAL MANAGEMENT

The Cash Alternative which was provided as part of the Unification resulted in the acquisition of 93.9 million shares at A$12.8475 for a total cost of US$950.3 million.

On 20 November 2006, Brambles reaffirmed its commitment to maintaining an appropriate capital structure and announced an on-market buy-back program should opportunities arise. Between 4 December 2006 and 21 December 2006 a further US$157.8 million was used to acquire 15.6 million shares at an average cost of A$12.8268. Purchases under the buy-back program are made in accordance with the 29 November 2005 announcement entitled "Announcement of On-market Share Buy-backs and Purchases".

OUTLOOK

CHEP is again expected to show strong profit growth in the second half. CHEP Americas should have continuing solid growth in sales and another period of very strong profit growth.

For CHEP Europe, the focus remains on acquiring new customers and improving operational efficiencies particularly in transportation and plant costs. Continued profit growth is expected in the second half together with good cash generation.

CHEP Rest of World continues to perform very well. The new business in China has an exciting future, but is in an early stage of its development and it will be some time before it becomes profitable.

Recall's organic sales growth in the second half is expected to be similar to the 6% rate achieved in the first half. Led by the business in North America, margins in Recall are expected to improve in the second half.

Overall, further good progress is expected for the group in sales, profit and cash generation.

The Board remains focused on achieving an optimal balance sheet structure and will be reviewing a number of capital management initiatives, as well as continuing the on-market share buy-back program announced in November 2006.

DIRECTORS' REPORT

The Directors present the interim results on the consolidated entity consisting of Brambles Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2006 (Brambles).

Unification

Brambles Industries Limited (BIL) and Brambles Industries plc (BIP) became parties to a dual-listed companies structure (DLC Structure) on 7 August 2001. On 29 November 2005, the Board announced its intention to unify the DLC Structure under a single Australian holding company with a primary listing on the Australian Stock Exchange (ASX) and a secondary listing on the London Stock Exchange (LSE).

On 4 December 2006 Brambles Limited, which was incorporated on 21 March 2006, became the new holding company by way of schemes of arrangement between BIL and its shareholders under Australian law and between BIP and its shareholders under English law (Unification).

Following approval of the Schemes and satisfaction of all conditions precedent:

- BIL Shareholders had their shares in BIL transferred to Brambles Limited in return for the issue by Brambles Limited of new Brambles Limited shares (on a one-for-one basis) or payment of cash by Brambles Limited under the Cash Alternative;
- BIP Shareholders had their shares in BIP transferred to Brambles Limited in return for the issue by Brambles Limited of new Brambles Limited shares (on a one-for-one basis) or cancelled in return for the payment of cash by Brambles Limited under the Cash Alternative; and
- BIL and BIP then became wholly owned subsidiaries of Brambles Limited.

Names of Directors

At the first Annual General Meeting of Brambles Limited, which was held on 21 August 2006, BIL and BIP, as the shareholders of Brambles Limited, resolved to appoint the existing Directors of BIL and BIP as Brambles Limited Directors (other than Mr M F Ihlein and Mr D J Turner, who were already Brambles Limited Directors).

The names of the Directors of Brambles Limited in office during the half-year and up to the date of this report are as follows:

D R Argus, AO (Non-executive Chairman)
A G Froggatt (Non-executive Director)
D P Gosnell (Non-executive Director)
H-O Henkel (Non-executive Director)
M F Ihlein (Chief Financial Officer)
S P Johns (Non-executive Director)
S C H Kay (Non-executive Director)
G J Kraehe, AO (Non-executive Director)
C L Mayhew (Non-executive Director)
D Mezzanotte (Executive Director) (appointed 1 January 2007)
J Nasser, AO (Non-executive Director)
D J Turner (Chief Executive Officer)
R D Brown (Non-executive Director) (retired 31 December 2006)
M D I Burrows (Non-executive Joint Deputy Chairman) (retired 31 December 2006)
Sir David Lees (Non-executive Joint Deputy Chairman) (retired 31 December 2006)
C A van der Laan de Vries (resigned 4 December 2006)

Review of operations

A review of the operations of Brambles for the half-year ended 31 December 2006 and the results of those operations are covered in the Operational Review on pages 5 to 10.

Auditors' independence declaration

The auditors' independence declaration, as required under Section 307C of the Corporations Act 2001, is set out on page 36 and forms part of this report.

This report is made in accordance with a resolution of the Directors.

S P Johns
Director

D J Turner
Chief Executive Officer

Sydney
21 February 2007

Consolidated income statement
for the half-year ended 31 December 2006

	Note	First half 2007 Before special items	First half 2007 Special items [1]	First half 2007 Result for the period	First half 2006 Before special items	First half 2006 Special items [1]	First half 2006 Result for the period
		US$ million			US$ million		
Continuing operations							
Sales revenue	3	**1,872.7**	**-**	**1,872.7**	1,707.6	-	1,707.6
Other income	4	**65.4**	**-**	**65.4**	60.0	-	60.0
Operating expenses	4	**(1,518.8)**	**(100.1)**	**(1,618.9)**	(1,427.0)	(22.7)	(1,449.7)
Share of results of joint ventures and associates	13	**1.9**	**-**	**1.9**	1.7	-	1.7
Operating profit		**421.2**	**(100.1)**	**321.1**	342.3	(22.7)	319.6
Finance revenue		**29.6**	**-**	**29.6**	4.0	-	4.0
Finance costs		**(37.7)**	**-**	**(37.7)**	(65.7)	-	(65.7)
Net finance costs		**(8.1)**	**-**	**(8.1)**	(61.7)	-	(61.7)
Profit before tax		**413.1**	**(100.1)**	**313.0**	280.6	(22.7)	257.9
Tax expense		**(142.5)**	**(10.7)**	**(153.2)**	(100.5)	0.4	(100.1)
Profit from continuing operations		**270.6**	**(110.8)**	**159.8**	180.1	(22.3)	157.8
Profit from discontinued operations	6	**27.7**	**795.1**	**822.8**	85.8	8.3	94.1
Profit for the period		**298.3**	**684.3**	**982.6**	265.9	(14.0)	251.9
Profit attributable to:							
- Minority interest		**-**	**-**	**-**	0.4	-	0.4
- Members of the parent entity		**298.3**	**684.3**	**982.6**	265.5	(14.0)	251.5
Earnings per share (cents)	8						
Total							
- basic				**60.6**			14.8
- diluted				**59.9**			14.7
Continuing operations							
- basic				**9.9**			9.3
- diluted				**9.7**			9.2

The consolidated income statement should be read in conjunction with the accompanying notes.

[1] Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment. Refer to Notes 5 and 6.

Consolidated balance sheet
as at 31 December 2006

	Note	December 2006 US$m	June 2006 US$m
ASSETS			
Current assets			
Cash and cash equivalents		**286.0**	129.4
Trade and other receivables		**768.7**	2,056.6
Inventories		**29.9**	26.3
Derivative financial instruments		**2.2**	7.1
Other assets		**49.8**	41.5
		1,136.6	2,260.9
Assets classified as held for sale		**-**	648.8
Total current assets		**1,136.6**	2,909.7
Non-current assets			
Other receivables		**9.9**	8.8
Equity-accounted investments		**22.6**	23.1
Property, plant and equipment		**3,033.2**	2,916.7
Goodwill		**579.5**	562.1
Intangible assets		**152.8**	155.1
Deferred tax assets		**8.0**	17.6
Derivative financial instruments		**4.4**	4.1
Other assets		**2.7**	0.6
Total non-current assets		**3,813.1**	3,688.1
Total assets		**4,949.7**	6,597.8
LIABILITIES			
Current liabilities			
Trade and other payables		**715.3**	757.8
Borrowings		**57.7**	59.4
Derivative financial instruments		**2.0**	0.3
Tax payable		**81.1**	235.5
Provisions		**112.3**	126.0
		968.4	1,179.0
Liabilities directly associated with assets classified as held for sale		**-**	331.5
Total current liabilities		**968.4**	1,510.5
Non-current liabilities			
Borrowings		**1,155.7**	1,760.1
Provisions		**29.1**	37.8
Retirement benefit obligations		**61.7**	64.0
Deferred tax liabilities		**312.3**	265.9
Other liabilities		**7.2**	6.5
Total non-current liabilities		**1,566.0**	2,134.3
Total liabilities		**2,534.4**	3,644.8
Net assets		**2,415.3**	2,953.0
EQUITY			
Contributed equity - Brambles Limited	10	**15,380.0**	-
Contributed equity - BIL and BIP		**-**	957.2
Unification reserve	11	**(15,385.8)**	-
Other reserves		**492.5**	457.5
Retained earnings		**1,928.2**	1,534.4
Parent entity interest		**2,414.9**	2,949.1
Minority interest		**0.4**	3.9
Total equity		**2,415.3**	2,953.0

The consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated statement of recognised income and expense
for the half-year ended 31 December 2006

	First half 2007 US$m	First half 2006 US$m
Actuarial gains/(losses) on defined benefit pension plans:		
- Gains/(losses) in the period	**1.9**	(26.8)
Exchange differences on translation of:		
- Foreign operations	**98.5**	(45.5)
- Entities disposed taken to profit	**2.9**	3.1
Cash flow hedges:		
- Gains taken to equity	**(1.0)**	3.5
- Transferred to profit/(loss)	**(2.6)**	(0.8)
Income tax:		
- On items taken directly to or transferred directly from equity	**(1.9)**	5.5
- On items transferred to profit/(loss)	**1.0**	0.3
Net income/(expense) recognised directly in equity	**98.8**	(60.7)
Profit for the period	**982.6**	251.9
Total recognised income and expense for the period	**1,081.4**	191.2
Attributable to:		
Minority interest	**-**	0.4
Members of the parent entities	**1,081.4**	190.8
	1,081.4	191.2
Adjustment on initial adoption of AASB 132 and AASB 139:		
- Taken to retained earnings	**-**	(2.2)
- Taken to reserves	**-**	2.0
	-	(0.2)

The consolidated statement of recognised income and expense should be read in conjunction with the accompanying notes.

Consolidated cash flow statement
for the half-year ended 31 December 2006

	First half 2007 US$m	First half 2006 US$m
Cash flows from operating activities		
Receipts from customers	**2,417.6**	3,436.2
Payments to suppliers and employees	**(1,865.8)**	(2,755.6)
Cash generated from operations	**551.8**	680.6
Dividends received from joint ventures and associates	**5.4**	9.4
Interest received	**29.7**	4.2
Interest paid	**(35.2)**	(69.9)
Income taxes paid on operating activities	**(130.1)**	(114.2)
Net cash inflow from operating activities	**421.6**	510.1
Cash flows from investing activities		
Proceeds from disposal of businesses	**2,402.3**	344.8
Income tax paid on disposal of businesses	**(118.8)**	-
Acquisition of subsidiaries, net of cash acquired	**(13.1)**	(192.8)
Increase in other investments	**-**	(0.1)
Disposals of other investments	**0.1**	2.0
Purchases of property, plant and equipment	**(334.0)**	(413.8)
Proceeds from sale of property, plant and equipment	**38.2**	62.8
Purchases of intangible assets	**(9.3)**	(16.3)
Loan outflows with joint ventures and associates	**(0.4)**	(1.2)
Loan inflows with joint ventures and associates	**1.6**	13.8
Net cash inflow/(used) in investing activities	**1,966.6**	(200.8)
Cash flows from financing activities		
Proceeds from borrowings	**759.0**	1,681.7
Repayments of borrowings	**(1,372.2)**	(1,941.3)
Net outflow from option costs and hedge borrowings	**(19.9)**	(5.8)
Proceeds from issue of ordinary shares	**68.8**	33.7
Buyback of ordinary shares	**(157.8)**	-
Cash Alternative at Unification	**(950.3)**	-
Dividends paid to Brambles' shareholders	**(604.0)**	(142.8)
Dividends paid to minority interests	**-**	(0.2)
Net cash used in financing activities	**(2,276.4)**	(374.7)
Net increase/(decrease) in cash and cash equivalents	**111.8**	(65.4)
Cash and deposits, net of bank overdrafts, at beginning of the period	**129.4**	188.0
Effect of exchange rate changes	**44.5**	(7.2)
Cash and deposits, net of bank overdrafts, at end of the period	**285.7**	115.4

The consolidated cash flow statement should be read in conjunction with the accompanying notes.

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2006

Note 1. Basis of preparation

These financial statements present the consolidated results of Brambles Limited (BL) (ACN 118 896 021) and its subsidiaries (Brambles or the Group) for the half-year ended 31 December 2006.

Unification of the DLC structure

Brambles Industries Limited (BIL) and Brambles Industries plc (BIP) became parties to a dual-listed companies structure (DLC Structure) on 7 August 2001. A DLC structure is a contractual arrangement between two listed companies under which they operate as if they were a single economic enterprise (with a common Board and executive management team) while retaining their separate legal identities, tax residences and stock exchange listings. The result is that the shareholders of each company effectively have the same status in terms of votes, dividends and capital returns as if they held shares in a single economic enterprise controlling the assets of both companies.

On 29 November 2005, the Brambles Board announced its intention to unify the DLC Structure under a single Australian holding company with a primary listing on the ASX and a secondary listing on the LSE. Brambles also announced that it intended to undertake on-market buy-backs prior to the Unification and to make a cash alternative available to those shareholders who do not wish to receive shares in the new Australian holding company on Unification (Cash Alternative).

On 4 December 2006 Brambles Limited, which was incorporated on 21 March 2006, became the new holding company by way of schemes of arrangement between BIL and its shareholders under Australian law and between BIP and its shareholders under English law (Unification).

Following approval of the Schemes and satisfaction of all conditions precedent:

- BIL Shareholders had their shares in BIL transferred to Brambles Limited in return for the issue by Brambles Limited of new Brambles Limited shares (on a one-for-one basis) or payment of cash by Brambles Limited under the Cash Alternative;
- BIP Shareholders had their shares in BIP transferred to Brambles Limited in return for the issue by Brambles Limited of new Brambles Limited shares (on a one-for-one basis) or cancelled in return for the payment of cash by Brambles Limited under the Cash Alternative; and
- BIL and BIP then became wholly owned subsidiaries of Brambles Limited.

Note 2. Significant accounting policies

a) Basis of accounting

These financial statements, which have been prepared in accordance with AASB 134: Interim Financial Reporting, are a general purpose financial report.

The financial statements have been prepared in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS) and in accordance with the requirements of the Corporations Act 2001. They comply with applicable accounting standards and other authoritative pronouncements of the Australian Accounting Standards Board (AASB) and the Urgent Issues Group (UIG).

Notes to and forming part of the consolidated financial statements - *continued*
for the half-year ended 31 December 2006

b) Statement of compliance

These interim financial statements comply with AIFRS. They do not include all of the notes that would normally be included in an annual financial report. The interim financial statements should be read in conjunction with the Brambles Annual Report for the year ended 30 June 2006 and any public announcements made by Brambles during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act.

c) Basis of consolidation

Brambles Limited was incorporated on 21 March 2006.

For the purpose of preparing the Brambles Limited consolidated financial statements, Unification has been accounted for as a reverse acquisition, with BIL and BIP jointly identified as the acquirer in accordance with AASB 3: Business Combinations. Whilst Brambles Limited reflects its investment in BIL and BIP at fair value at the date of acquisition in its parent entity accounts, the Brambles Limited consolidated accounts are presented as a continuation of the BIL and BIP consolidated group. Therefore, Brambles Limited's assets, liabilities and contingent liabilities were fair valued and then consolidated together with BIL and BIP and their subsidiaries.

d) Significant accounting policies

The half-year consolidated financial statements and all comparatives have been prepared using consistent accounting policies, as set out in the Brambles Annual Report for the year ended 30 June 2006.

e) Foreign currency

The principal exchange rates affecting Brambles were:

		US$:A$	US$:euro	US$:£
Average	First half 2007	0.7695	1.2977	1.9250
	First half 2006	0.7500	1.2043	1.7680
Period end	31 December 2006	0.7874	1.3209	1.9597
	30 June 2006	0.7425	1.2813	1.8525

f) Rounding of amounts

As Brambles Limited is a company of a kind referred to in ASIC Class Order 98/0100, relevant amounts in the financial statements and Directors' Report have been rounded to the nearest hundred thousand US dollars or, in certain cases, to the nearest thousand US dollars.

References to 2007 and 2006 are to the financial years ending on 30 June 2007 and 30 June 2006 respectively.

Notes to and forming part of the consolidated financial statements - *continued*
for the half-year ended 31 December 2006

Note 3. Business segment analysis

Brambles' continuing business segments are CHEP (pallet and container pooling) and Recall (information management).

Discontinued operations comprise Cleanaway (waste management), Brambles Industrial Services, Regional Businesses and Recall's Italian operations, which were divested in 2006 or 2007.

Intersegment revenue during the period was immaterial.

	Total revenue		Sales revenue	
	First half 2007 US$m	First half 2006 US$m	**First half 2007 US$m**	First half 2006 US$m
By business segment				
CHEP	**1,627.7**	1,504.5	**1,564.6**	1,445.0
Recall	**310.4**	263.1	**308.1**	262.6
Continuing operations	**1,938.1**	1,767.6	**1,872.7**	1,707.6
Cleanaway	**252.1**	953.6	**252.1**	947.3
Brambles Industrial Services	**-**	274.8	**-**	272.5
Regional Businesses	**-**	94.5	**-**	94.0
Other	**-**	9.4	**-**	9.4
Discontinued operations	**252.1**	1,332.3	**252.1**	1,323.2
Total	**2,190.2**	3,099.9	**2,124.8**	3,030.8
By geographic origin				
Europe	**992.9**	1,571.9	**987.0**	1,559.8
Americas	**891.6**	932.1	**839.4**	883.1
Australia/New Zealand	**235.2**	520.3	**229.7**	514.5
Rest of World	**70.5**	75.6	**68.7**	73.4
Total	**2,190.2**	3,099.9	**2,124.8**	3,030.8

	Operating profit [1]		Comparable operating profit [2]		Special items, before tax	
	First half 2007 US$m	First half 2006 US$m	**First half 2007 US$m**	First half 2006 US$m	**First half 2007 US$m**	First half 2006 US$m
By business segment						
CHEP	**385.2**	317.8	**385.2**	317.8	**-**	-
Recall	**47.8**	24.8	**50.0**	38.1	**(2.2)**	(13.3)
Corporate	**(111.9)**	(23.0)	**(14.0)**	(13.6)	**(97.9)**	(9.4)
Continuing operations	**321.1**	319.6	**421.2**	342.3	**(100.1)**	(22.7)
Cleanaway	**822.3**	84.4	**40.6**	92.8	**781.7**	(8.4)
Brambles Industrial Services	**-**	36.9	**-**	32.0	**-**	4.9
Regional Businesses	**-**	52.5	**-**	3.3	**-**	49.2
Other	**-**	(13.9)	**-**	0.1	**-**	(14.0)
Discontinued operations	**822.3**	159.9	**40.6**	128.2	**781.7**	31.7
Total	**1,143.4**	479.5	**461.8**	470.5	**681.6**	9.0

[1] Operating profit is segment revenue less segment expense and excludes net finance costs.

[2] Comparable operating profit is profit before special items, finance costs and tax which the Directors consider to be a useful measure of underlying business performance. The difference between comparable operating profit and operating profit in the segment report is due to special items.

Notes to and forming part of the consolidated financial statements - *continued*
for the half-year ended 31 December 2006

Note 3. Business segment analysis - *continued*

	Capital expenditure (including acquisitions)		Depreciation and amortisation	
	First half 2007 US$m	First half 2006 US$m	**First half 2007 US$m**	First half 2006 US$m
By business segment				
CHEP	**294.7**	291.9	**179.5**	177.4
Recall	**32.5**	131.4	**19.5**	27.6
Corporate	**0.4**	0.3	**0.4**	0.5
Continuing operations	**327.6**	423.6	**199.4**	205.5
Cleanaway	**24.7**	54.2	**-**	54.9
Brambles Industrial Services	**-**	39.7	**-**	20.9
Regional Businesses	**-**	7.1	**-**	4.4
Other	**-**	0.3	**-**	0.4
Discontinued operations	**24.7**	101.3	**-**	80.6
Total	**352.3**	524.9	**199.4**	286.1
By geographic origin				
Europe	**117.3**	153.9		
Americas	**192.5**	187.3		
Australia/New Zealand	**28.0**	171.1		
Rest of World	**14.5**	12.6		
Total	**352.3**	524.9		

	Segment assets		Segment liabilities	
	December 2006 US$m	June 2006 US$m	**December 2006 US$m**	June 2006 US$m
By business segment				
CHEP	**3,609.1**	3,445.8	**633.4**	588.4
Recall	**964.5**	941.4	**113.9**	131.9
Corporate	**55.6**	1,382.3	**180.3**	272.1
Continuing operations	**4,629.2**	5,769.5	**927.6**	992.4
Cleanaway	**-**	610.2	**-**	321.9
Brambles Industrial Services	**-**	-	**-**	-
Regional Businesses	**-**	-	**-**	-
Other	**-**	-	**-**	-
Discontinued operations	**-**	610.2	**-**	321.9
Segment assets and liabilities	**4,629.2**	6,379.7	**927.6**	1,314.3
Cash and borrowings	**286.0**	129.4	**1,213.4**	1,819.5
Current tax balances	**3.9**	9.6	**81.1**	244.6
Deferred tax balances	**8.0**	41.6	**312.3**	266.4
Equity-accounted investments	**22.6**	37.5	**-**	-
Total assets and liabilities	**4,949.7**	6,597.8	**2,534.4**	3,644.8
Segment assets by geographic origin				
Europe	**1,866.6**	2,407.8		
Americas	**2,042.8**	1,907.5		
Australia/New Zealand	**577.8**	1,913.3		
Rest of World	**142.0**	151.1		
Total	**4,629.2**	6,379.7		

Notes to and forming part of the consolidated financial statements - *continued*
for the half-year ended 31 December 2006

Note 4. Profit from ordinary activities - continuing operations

	First half 2007 US$m	First half 2006 US$m
a) Revenue and other income - continuing operations		
Sales revenue	**1,872.7**	1,707.6
Net gains on disposals of property plant and equipment	**8.7**	12.0
Other operating income	**56.7**	48.0
Other income	**65.4**	60.0
Total revenue	**1,938.1**	1,767.6
b) Operating expenses - continuing operations		
Employment costs	**357.1**	345.5
Service suppliers:		
- Transport	**346.9**	308.7
- Repairs and maintenance	**121.4**	114.7
- Subcontractors and other service suppliers	**270.1**	201.9
Raw materials and consumables	**86.1**	85.8
Occupancy	**85.1**	69.0
Depreciation of property, plant and equipment	**179.5**	177.4
Irrecoverable pooling equipment provision expense	**50.5**	53.1
Amortisation:		
- Software	**16.5**	15.2
- Acquired intangible assets (other than software)	**2.2**	12.3
- Deferred expenditure	**1.2**	0.6
Other	**102.3**	65.5
	1,618.9	1,449.7

Notes to and forming part of the consolidated financial statements - *continued*
for the half-year ended 31 December 2006

Note 5. Special items - continuing operations

Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment. Such items are likely to include, but are not restricted to, gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring, and impairment charges on tangible or intangible assets. The Directors consider that this presentation best assists the users of Brambles' financial statements in their understanding of the underlying business results.

	First half 2007 US$m		
	Before tax	**Tax**	**After tax**
Amortisation of acquired intangible assets (other than software)	**(2.2)**	**0.3**	**(1.9)**
Exceptional items:			
- Stamp duty on Unification [1]	**(28.8)**	**-**	**(28.8)**
- Restructuring and Unification costs [1 3]	**(69.1)**	**(11.0)**	**(80.1)**
Special items from continuing operations	**(100.1)**	**(10.7)**	**(110.8)**

	First half 2006 US$m		
	Before tax	Tax	After tax
Amortisation of acquired intangible assets (other than software)	(1.1)	0.3	(0.8)
Exceptional items:			
- Restructuring and Unification costs [1]	(9.4)	0.1	(9.3)
- AUSDOC integration costs [2]	(12.2)	-	(12.2)
Special items from continuing operations	(22.7)	0.4	(22.3)

1 Brambles incurred UK stamp duty of US$28.8 million on Unification. Brambles also incurred advisers' fees (US$47.8 million) and employment-related and office closure costs (US$21.3 million) totalling US$69.1 million (2006: US$9.4 million) in connection with the restructuring and Unification. Further amounts incurred within discontinued operations are described in Note 6.

2 During first half 2006, Brambles acquired AUSDOC Holdings Pty Limited. In accordance with AASB 3: Business Combinations, certain identifiable intangible assets were recognised and recorded at fair value on acquisition. Based on the assessment of their useful lives on the date of acquisition, these assets were fully amortised during 2006. Amortisation and other restructuring and integration costs of US$12.2 million were incurred in first half 2006.

3 Tax on exceptional items includes a tax charge of US$12.7 million arising on restructuring.

Notes to and forming part of the consolidated financial statements - *continued*
for the half-year ended 31 December 2006

Note 6. Discontinued operations

a) Description

Brambles Industrial Services Northern Hemisphere, Cleanaway Germany, Cleanaway Australia, Industrial Services Australia, Recall Italy and Regional Businesses were divested in 2006. The divestments of Cleanaway UK and Cleanaway Asia were recognised in first half 2007 and concluded the divestment program announced in November 2005. All these businesses are presented as discontinued operations in this financial report.

b) Income statement and cash flow information - discontinued operations

	First half 2007 US$m	First half 2006 US$m
Total revenue	**252.1**	1,332.3
Operating expenses	**(211.5)**	(1,214.6)
Share of results of joint ventures and associates	**-**	10.5
Profit before tax and special items	**40.6**	128.2
Special items	**781.7**	31.7
Profit before tax from discontinued operations	**822.3**	159.9
Tax benefit/(expense):		
- On profit before tax and special items	**(12.9)**	(42.4)
- On special items	**13.4**	(23.4)
Total tax benefit/(expense) from discontinued operations	**0.5**	(65.8)
Profit for the period from discontinued operations	**822.8**	94.1
Net cash inflow from ordinary activities	**37.9**	175.8
Net cash outflow from investing activities	**(20.7)**	(71.8)
Net cash outflow from financing activities	**(0.5)**	(0.2)
Net increase in cash from discontinued operations	**16.7**	103.8

Notes to and forming part of the consolidated financial statements - *continued*
for the half-year ended 31 December 2006

Note 6. Discontinued operations - *continued*

c) Special items - discontinued operations

	First half 2007 US$m Before tax	Tax	After tax
Exceptional items:			
- Gain recognised on completed disposals[1 2 3]	**784.7**	**13.4**	**798.1**
- Restructuring and Unification costs [7]	**(3.0)**	**-**	**(3.0)**
Special items from discontinued operations	**781.7**	**13.4**	**795.1**

	First half 2006 US$m Before tax	Tax	After tax
Exceptional items:			
- Gain recognised on completed disposals[4 5 6]	54.3	(15.9)	38.4
- Loss on remeasurement to fair value less costs to sell[6]	(14.0)	-	(14.0)
- Costs incurred on disposal activity yet to close	(8.6)	(7.5)	(16.1)
Special items from discontinued operations	31.7	(23.4)	8.3

1 In September 2006, Brambles completed the sale of Cleanaway UK and received proceeds of US$1,109.0 million. A profit on sale of US$769.6 million (US$770.8 million after tax) has been recognised in first half 2007. Allowing for costs incurred in second half 2006 of US$11.2 million, the total profit on sale was US$758.4 million (US$759.6 million after tax).

2 In November 2006, Brambles recognised the sale of Cleanaway Asia for proceeds of US$32.0 million resulting in a profit on sale of US$14.4 million (US$14.4 million after tax). The divestment program to sell Cleanaway Asia commenced in 2006 during which a loss of US$25.0 million was recognised to reduce the carrying amount of the disposed assets to estimated fair value less cost to sell. After allowing for this, the net loss on sale was US$10.6 million (US$10.6 million after tax).

3 Favourable pre-tax adjustments of US$0.7 million and surplus tax provisions of US$12.2 million (US$12.9 million after tax) were recognised in first half 2007 in respect of divestments completed in 2006.

4 In December 2005, Brambles completed the sale of Eurotainer and received proceeds of US$105.5 million. The profit on sale of US$49.4 million (US$33.1 million after tax) was recognised in first half 2006. A further profit on sale of US$11.6 million (US$11.6 million after tax) was recognised in second half 2006.

5 In December 2005, Brambles completed the sale of the BIS Northern Hemisphere business and received proceeds of US$241.7 million, subject to a working capital adjustment. The profit on sale of US$4.9 million (US$5.3 million after tax) was recognised in first half 2006. An adjustment was made in second half 2006 to reduce the pre-tax profit on sale to US$0.7 million.

6 During first half 2006, a divestment program commenced to sell Recall's Italian operations. An impairment loss of US$14.0 million (US$14.0 million after tax) was recognised in first half 2006 to reduce the carrying amount of the disposal assets to estimated fair value, less costs to sell. A further US$6.0 million loss was recognised in second half 2006 on completion of the sale resulting in a net pre-tax loss on sale of US$26.5 million, including a foreign currency translation reserve charge of US$6.5 million.

7 Further amounts of US$3.0 million (US$3.0 million after tax) have been incurred in respect of redundancies, office closure and expenses associated with Brambles Industrial Services headquarters which were closed during 2006.

Notes to and forming part of the consolidated financial statements - *continued*
for the half-year ended 31 December 2006

Note 6. Discontinued operations - *continued*

d) Details of disposal transactions recognised in 2007 - discontinued operations	First half 2007 US$m
Cash consideration received	2,401.2
Cash and cash equivalents disposed	10.7
Costs settled in cash	90.7
Deferred consideration	(1,361.6)
Total disposal consideration	1,141.0
Carrying amounts of assets and liabilities sold:	
- Cash and cash equivalents	10.7
- Receivables	142.5
- Inventories	5.1
- Other assets	13.6
- Current and deferred tax assets	24.3
- Property, plant and equipment	365.9
- Goodwill and intangible assets	93.7
- Equity-accounted investments	10.5
- Trade and other payables	(135.2)
- Current and deferred tax liabilities	(19.5)
- Retirement benefit obligations	(86.0)
- Provisions	(98.0)
- Debt	(6.9)
Carrying amount of net assets sold	320.7
Equity reserves brought to account on disposal:	
- Foreign currency translation reserve taken to profit or loss	2.9
- Outside equity interest	(3.5)
Net impact on equity reserves	(0.6)
Gross gain on disposal	820.9
Disposal costs	(36.2)
Gain on sale before income tax	784.7

Deferred consideration of US$1,361.6 million is principally represented by the proceeds from the sale of Cleanaway Australia and Industrial Services Australia which were settled in cash on 5 July 2006 and are included within cash consideration received of US$2,401.2 million.

Notes to and forming part of the consolidated financial statements - *continued*
for the half-year ended 31 December 2006

Note 7. Business combination

a) Brambles Limited

On 4 December 2006, Brambles completed the Unification of the DLC structure as referred to in Note 1. The Unification has been accounted for as a reverse acquisition whereby for financial reporting purposes Brambles Limited has been treated as being acquired by the existing BIL/BIP consolidated group.

Brambles Limited was incorporated on 21 March 2006 with a share capital of A$2 and had no trading activity until 4 December 2006 when it became the legal parent of BIL and BIP on Unification.

As a result of Unification costs, Brambles Limited had a net asset deficiency of A$10.2 million at the date of the reverse acquisition.

b) AUSDOC

On 13 October 2005, Brambles announced it had agreed to purchase 100% of the issued share capital of AUSDOC Holdings Pty Limited, an information management business. Change of control was effective on 29 November 2005, following regulatory approval of the transaction.

For the period from 29 November 2005 to 31 December 2005, AUSDOC contributed revenues of US$4.7 million and operating profit after tax of US$0.4 million, before an exceptional expense of US$12.2 million. These results are included within the Recall business segment. If the acquisition had occurred on 1 July 2005, Brambles' revenues and profit after tax for first half 2006 would have been US$23.3 million higher and US$1.6 million lower respectively, after allowing for finance costs.

The fair value of the AUSDOC assets acquired, liabilities assumed and goodwill were as follows:	First half 2006 US$m
Cash paid	189.9
Direct costs relating to the acquisition	3.3
Total purchase consideration	193.2
Fair value of net identifiable assets acquired	92.6
Goodwill	100.6

The goodwill acquired was attributable to the profitability of the acquired business and anticipated synergies with Recall's existing operations. The fair values of assets and liabilities acquired, including intangibles such as customer lists, were established using professional valuers, where relevant.

Notes to and forming part of the consolidated financial statements - *continued*
for the half-year ended 31 December 2006

Note 7. Business combination - *continued*

On acquisition of AUSDOC, assets acquired and liabilities assumed were:	Acquiree's carrying amount US$m	Fair value US$m
Cash and cash equivalents	2.0	2.0
Trade and other receivables	5.7	5.7
Inventories	0.2	0.2
Other current assets	1.1	1.4
Property, plant and equipment	29.7	34.8
Intangible assets	65.3	57.3
Current and deferred tax assets	1.6	1.6
	105.6	103.0
Trade and other payables	(5.4)	(5.4)
Provisions	(2.8)	(3.4)
Current and deferred tax liabilities	(1.6)	(1.6)
	(9.8)	(10.4)
Net assets	95.8	92.6

Cash outflow on acquisition of AUSDOC was as follows:	First half 2006 US$m
Cash and cash equivalents acquired	2.0
Cash consideration	(193.2)
Net cash outflow	(191.2)

In addition to the AUSDOC acquisition, there were a number of other acquisitions, the impacts of which were immaterial in aggregate.

Notes to and forming part of the consolidated financial statements - *continued*
for the half-year ended 31 December 2006

Note 8. Earnings per share

	First half 2007 US cents	First half 2006 US cents
Earnings per share		
- basic	**60.6**	14.8
- diluted	**59.9**	14.7
- basic, before special items	**18.4**	15.7
From continuing operations		
- basic	**9.9**	9.3
- diluted	**9.7**	9.2
- basic, before special items	**16.7**	10.6
From discontinued operations		
- basic	**50.7**	5.5
- diluted	**50.2**	5.5
- basic, before special items	**1.7**	5.1

Weighted average number of shares used as the denominator:	**First half 2007 million**	First half 2006 million
Weighted average number of ordinary shares outstanding during the period used in the calculation of basic earnings per share	**1,620.7**	1,695.6
Adjustment for share options and performance share rights	**18.7**	13.9
Weighted average number of ordinary shares outstanding during the period used in the calculation of diluted earnings per share	**1,639.4**	1,709.5

Options granted under the employee option plans are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive.

Note 9. Dividends

	Special [1] 2006	Final 2006	Interim 2006	Final 2005
Brambles Industries Limited				
Dividend per share (in Australian cents)	34.5 [1]	13.5	11.5	11.5
Franked amount at 30% tax (in Australian cents)	34.5	13.5	11.5	11.5
Cost (in US$ million)	256.0	100.2	83.9	87.1
Payment date	12/10/06	12/10/06	13/04/06	13/10/05

	Special [1] 2006	Second interim 2006	Interim 2006	Second interim 2005
Brambles Industries plc				
Dividend per share (in pence)	13.918 [1]	5.446	4.887	4.815
Cost (in US$ million)	178.1	69.7	61.2	64.5
Payment date	12/10/06	12/10/06	13/04/06	13/10/05

[1] The special dividend paid on 12 October 2006 included 13.5 Australian cents (5.446 pence) in lieu of the 2007 interim dividend that would normally be paid in April 2007; and 21.0 Australian cents (8.472 pence) in recognition of the success of the divestment program. Consequently, Brambles Limited has not declared a dividend for the period ended 31 December 2006.

Notes to and forming part of the consolidated financial statements - *continued*
for the half-year ended 31 December 2006

Note 10. Issued and quoted securities

On Unification (as described in Note 1), there were the following changes to Brambles' issued share capital, options and performance share rights:

- Shares held by BIL Shareholders were transferred to Brambles Limited in return for the issue of new Brambles Limited shares (on a one-for-one basis) or a cash payment under the Cash Alternative;
- Shares held by BIP Shareholders were transferred to Brambles Limited in return for the issue of new Brambles Limited shares (on a one-for-one basis) or cancelled in return for a cash payment under the Cash Alternative; and
- Options and performance share rights over BIL and BIP shares held by employees and former employees were cancelled and replaced by options and performance share rights over Brambles Limited shares on substantially similar terms. This has been accounted for as a modification without incremental value under AASB 2: Share-based payments and did not result in any additional remuneration expense.

	Options	Ordinary securities	
Brambles Industries Limited	**Number**	**Number**	**A$m**
At 1 July 2006	**43,580,506**	**957,277,549**	**1,055.5**
Issued during the period	-	**17,354,607**	**81.4**
Exercised during the period	**(18,344,732)**	-	-
Lapsed during the period	**(2,171,009)**	-	-
At Unification on 4 December 2006	**23,064,765**	**974,632,156**	**1,136.9**
On Unification:			
- Acquired by BL under Cash Alternative	-	**3,118,128**	
- Acquired by BL for BL shares	-	**971,514,028**	
- Cancelled and replaced	**23,064,765**	-	
	23,064,765	**974,632,156**	

Brambles Industries plc	**Number**	**Number**	**£m**
At 1 July 2006	**13,463,580**	**667,353,703**	**33.3**
Issued during the period	-	**4,554,456**	**0.2**
Exercised during the period	**(5,330,780)**	-	-
Lapsed during the period	**(2,624,861)**	-	-
At Unification on 4 December 2006	**5,507,939**	**671,908,159**	**33.5**
On Unification:			
- Cancelled under Cash Alternative	-	**90,745,866**	
- Acquired by BL for BL shares	-	**581,162,293**	
- Cancelled and replaced	**5,507,939**	-	
	5,507,939	**671,908,159**	

Brambles Limited	**Number**	**Number**	**US$m**
At 1 July 2006	-	**2**	-
Issued on Unification on 4 December 2006	**28,572,704**	**1,552,676,321**	**15,526.7**
Issued during the period from Unification	-	**621,659**	**11.1**
Exercised during the period from Unification	**(628,940)**	-	-
Lapsed during the period from Unification	**(426,874)**	-	-
Shares purchased on-market and cancelled	-	**(15,626,728)**	**(157.8)**
At 31 December 2006	**27,516,890**	**1,537,671,254**	**15,380.0**

Notes to and forming part of the consolidated financial statements - *continued*
for the half-year ended 31 December 2006

Note 11. Unification reserve

As described in Note 1, on Unification Brambles Limited issued shares on a one-for-one basis to those BIL and BIP shareholders who did not elect to participate in the Cash Alternative. The Unification reserve of US$15,385.8 million represents the difference between the Brambles Limited share capital measured at fair value on 4 December 2006, and the carrying value of BIL and BIP share capital at that date.

Note 12. Changes in equity

	First half 2007 US$m	First half 2006 US$m
Total equity at 1 July	**2,953.0**	2,353.7
Adjustment on initial adoption of AASB 132 and AASB 139	**-**	(0.2)
Total recognised income and expense for the period	**1,081.4**	191.2
Long term incentive plan:		
- Performance shares to be issued	**8.7**	9.8
- Shares issued	**(16.0)**	(5.8)
- Income tax	**3.5**	4.2
Transactions with equity holders in their capacity as equity holders:		
- Dividends paid	**(588.5)**	(149.7)
- Issues of ordinary shares, net of transaction costs	**84.8**	39.5
- Shares purchased on-market and cancelled	**(157.8)**	-
- Cash Alternative at Unification	**(950.3)**	-
Minority interest:		
- Dividends paid	**-**	(0.2)
- Other	**-**	0.2
- On disposal of subsidiaries	**(3.5)**	-
Total equity at 31 December	**2,415.3**	2,442.7

Notes to and forming part of the consolidated financial statements - *continued*
for the half-year ended 31 December 2006

Note 13. Equity-accounted investments

a) Joint ventures

Brambles has investments in the following joint ventures, all of which are unlisted jointly controlled entities, which are accounted for using the equity method.

Name (and nature of business)	Place of incorporation	% interest held at reporting date December 2006	December 2005
CISCO - Total Information Management Pte. Limited (Information management)	Singapore	**49%**	49%
Enviroguard Pty Limited [1] (Waste management)	Australia	**-**	50%
General de Archivo Y Deposito, SA (Document management services)	Spain	**49%**	30%
Hsiung Wei Company Limited [1] (Waste management)	Taiwan	**-**	50%
SA TCR International NV [1] (Airport handling equipment)	Belgium	**-**	50%

[1] Reported within discontinued operations.

b) Associates

Cleanaway Germany, which was sold in second half 2006, had investments in associates, all operating in the waste management business in Germany, none of which was individually material.

c) Share of results of joint ventures and associates	First half 2007 US$m	First half 2006 US$m
Continuing operations		
Profit from ordinary activities before tax	**2.3**	2.0
Income tax on ordinary activities	**(0.4)**	(0.3)
Profit for the period	**1.9**	1.7
Discontinued operations		
Profit from ordinary activities before tax	**-**	13.8
Income tax on ordinary activities	**-**	(3.3)
Profit for the period	**-**	10.5
Profit for the period	**1.9**	12.2

Notes to and forming part of the consolidated financial statements - *continued*
for the half-year ended 31 December 2006

Note 14. Net tangible asset backing

	First half 2007 US cents	First half 2006 US cents
Net tangible assets backing based on 1,537.7 million shares (First half 2006: 1,699.9 million shares)	**109.5**	80.4

Net tangible assets backing per share is calculated by dividing total equity attributable to the members of the parent entities less goodwill and intangible assets (including goodwill and intangible assets classified as held for sale) by the number of shares on issue at year end.

Note 15. Contingent liabilities

Brambles has given vendor warranties in relation to businesses sold in 2006 and 2007 and is in the process of agreeing working capital adjustments as required under the Interlake sale agreement. Brambles has recognised the financial impact of such vendor warranties and adjustments on the basis of information currently available. A contingent liability exists for any amounts which may ultimately be borne by Brambles which are in excess of the amounts provided at 31 December 2006. Otherwise, there have been no material changes in Brambles' contingent liabilities as set out in the 2006 Annual Report.

Note 16. Events after balance sheet date

Other than those outlined in the Directors' Report or elsewhere in the half-year release, there have been no events that have occurred subsequent to 31 December 2006 that have had a material impact on Brambles' financial performance or position.

Directors' declaration

In the Directors' opinion:

(a) the financial statements and notes set out on pages 11 to 32 are in accordance with the Australian Corporations Act 2001, including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of Brambles' financial position as at 31 December 2006 and of its performance, as represented by the results of its operations, changes in equity and its cash flows, for the half-year ended on that date; and

(b) there are reasonable grounds to believe that Brambles will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

S P Johns
Director

D J Turner
Chief Executive Officer

21 February 2007

Report on the half-year financial report

We have reviewed the accompanying half-year financial report of Brambles Limited, which comprises the balance sheet as at 31 December 2006, the income statement, statement of recognised income and expense and cash flow statement for the half-year ended on that date, other selected explanatory notes and the Directors' declaration for the Brambles Group (the consolidated entity). The consolidated entity comprises both Brambles Limited (the Company) and the entities it controlled during that half-year.

Directors' responsibility for the half-year financial report

The Directors of the Company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410: Review of an Interim Financial Report Perfomed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Brambles Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our wesite http:/www.pwc.com/au/financialstatementaudit.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by Directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Brambles Limited is not in accordance with the Corporations Act 2001 including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134: Interim Financial Reporting and Corporations Regulations 2001.

PricewaterhouseCoopers

M G Johnson
Partner

M K Graham
Partner

Sydney
21 February 2007

Auditors' independence declaration

As lead auditor for the review of Brambles Limited for the half-year ended 31 December 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Brambles Limited and the entities it controlled during the period.

M G Johnson
Partner
PricewaterhouseCoopers

Sydney
21 February 2007

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

16 February 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

BRAMBLES COMPLETES CLEANAWAY ASIA SALE

Please see attached announcement

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00026503}

Stock Exchange and Media Release
16 February, 2007

Brambles

BRAMBLES COMPLETES CLEANAWAY ASIA SALE

Brambles announced today that it had completed the sale of Cleanaway Asia's recovered paper business and landfill gas to energy business in China and Taiwan to Veolia Environmental Service Limited China, a part of the Veolia Group.

The sale was completed in accordance with the agreement announced on 18 October, 2006.

This completes the asset disposal program announced by Brambles on 29 November 2005.

For further information please contact:

Investor	John Hobson, Head of Investor Relations	+61 (0)2 9256 5216 +61 (0)407 436 711 (mobile)
Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

Brambles is globally headquartered in Australia

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

14 February 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 95,834 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00026432}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	95,834
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	42,088 @ $0.00 25,181 @ $7.08 19,200 @ $4.74 1,282 @ $8.20 8,083 @ $5.90
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 February 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,538,233,944	Ordinary fully paid shares

{SLM 00026433}

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,1852,609	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

{SLM 00026433}

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

{SLM 00026433}

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

{SLM 00026433}

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

{SLM 00026433}

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 February 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

{SLM 00026433}